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04012608

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME VRB Power Systems Inc

*CURRENT ADDRESS

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34688 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 2/4/04

34688

04 JAN 16 AM 7:21

VRB Power Systems

INCORPORATED

ARIS
6-30-03

VRB POWER SYSTEMS INC.

ANNUAL INFORMATION FORM

For the fiscal year ended June 30, 2003

December 12, 2003

TABLE OF CONTENTS

ITEM 1: PRELIMINARY NOTES

1.1 Currency and Date of Information

All references to "dollars" or "$" are to Canadian dollars unless otherwise indicated. **VRB Power Systems Inc.** is referred to herein as the "**Company**", or "**VRB Power**". The information contained herein is accurate only as of June 30, 2003 unless otherwise indicated.

1.2 Forward Looking Statements

Certain statements contained in this Annual Information Form, including statements which may contain words such as anticipate, believe, estimate, expect, could and will and similar expressions and statements relating to matters that are not historical facts, are forward-looking statements. These statements reflect management's current views with respect to future events and are subject to certain risks, uncertainties and assumptions inherent in all future projections. Many factors could cause VRB Power's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statement prove incorrect, actual results may vary materially from those describe herein as anticipated, believed, estimated or expected. VRB Power does not intend, and does not assume any obligation to update these forward-looking statements.

ITEM 2: INCORPORATION AND CORPORATE STRUCTURE OF THE ISSUER

2.1 Name and Incorporation

The Company was incorporated under the Canada Business Corporations Act on November 13, 1986 under the name "Senn D'Or Inc." with authorized capital comprising an unlimited number of Class "A" shares without par value. Pursuant to Articles of Amendment dated September 16, 1992, the Company was authorized to issue up to 10,000,000, 8% non-cumulative, redeemable non-voting Class "B" Shares with a stated capital of $0.001 (the 'Class "B" Shares'). Effective August 27, 1993, the Company, changed its name to "Venoro Gold Corp." and subdivided its issued share capital on the basis of three common shares of Venoro Gold Corp. for each issued common share of Senn D'Or Inc. Effective December 3, 1997, the Company changed its name to "New Venoro Gold Corp." and consolidated its share capital on the basis of eight common shares for one new common share. Effective January 28, 2000, the Company amended its articles to change the designation of the existing Class "A" voting shares without nominal or par value to Common Shares without par value and to rescind the authority to issue Class "B" non-voting shares. Effective May 1, 2000, the Company changed its name to Vanteck (VRB) Technology Corp. and effective December 20, 2002, the Company changed it name to VRB Power Systems Inc. to more accurately reflect the nature of the Company's business.

The head office of the Company is located at Suite 1645 – 701 West Georgia Street, Vancouver, B.C., V7Y 1C6, PH: (604) 697-8820, FAX: (604) 681-4923.

The registered address and address for service of the Company is care of Anfield, Sujir, Kennedy & Durno, Barristers & Solicitors, Suite 1600 – 609 Granville Street, Vancouver, BC, V7Y 1C3.

2.2 Inter-corporate Relationships


Vanteck (VRB)
Technology Corp.
(Canada)
Vanteck International
Limited (BVI)
100%
VRB Power (US) Inc.
(United States)
100%
Pinnacle VRB Limited
(Australia)
65.9%

The Company is the holder of 100% of the issued capital of VRB Power International Limited ("VIL"), a British Virgin Islands company incorporated on March 24, 2000. The registered office of VRB Power International Limited is P.O. Box 71, Road Town, Tortola, BVI.

The Company is the holder of 100% of the issued capital of VRB Power (U.S.) Inc., a Nevada company incorporated on June 5, 2002. The registered office of VRB Power (U.S.) Inc. is 50 West Liberty Street, Reno, Nevada, 89501.

As at September 30, 2003, the Company is the holder of 65.9% of the issued ordinary shares of Pinnacle VRB Limited ("Pinnacle") a company whose shares are listed on the Australian Stock Exchange. The registered office of Pinnacle is Level 6, 140 Queen Street, Melbourne, Victoria 3000, Australia.

ITEM 3: BUSINESS OF THE ISSUER

3.1 Three Year History

The Corporation is a technology company engaged in the commercialization and development of the Vanadium Redox Battery Energy Storage System ("VRB/ESS").

Prior to the financial year ended October 31, 1999, the Company was engaged in the exploration and evaluation of mineral properties. In the financial year ended October 31, 1999, the Company determined not to proceed in the mineral resource business. By agreement dated October 26, 1999 the Company entered into an Agreement with Federation Resources N.L. ("Federation") to acquire the rights, subject to certain other existing rights, to exploit and utilize the patented Vanadium Redox Battery within the continent of Africa.

In January, 2001, the Company reached an Agreement with Federation to acquire Federation's interest in Pinnacle that in aggregate represented 19.94% of the issued capital of Pinnacle. On July 20, 2001, the Company commenced an arm's length takeover bid for all of the issued ordinary shares of Pinnacle and filed a bidder's statement and offer document (offering one share of the Company in exchange for every 4 ordinary shares of Pinnacle) with the Australian Securities and Investment Commission. On December 5, 2001 the bid was closed. A total of 8,596,788 shares of the Company were issued to shareholders of Pinnacle in exchange for a total of 34,421,304 shares of Pinnacle. As a result of the bid the Company holds 73.04% of the issued Pinnacle ordinary shares as at June 30, 2002. Further shares issued by Pinnacle since then have reduced the Company's holding to 65.9% at September 30, 2003.

In 2001, TSI/Eskom of South Africa agreed to trial for purposes of Uninterruptible Power Supply ("UPS") an initial 250 kW – 520 kW hour constant power VRB connected to a 400 VAC line in Cape Town, South Africa along with a range of other power utility application tests. The TSI/Eskom demonstration test was to protect sensitive load equipment against short duration dips and line interruptions and to improve line power quality. The cell stacks for the TSI/Eskom unit were purchased from Sumitomo Electric Industries Ltd. Of Japan, while other components were secured primarily in South Africa in conjunction with VRB Power's alliance partners Highveld Steel and Vanadium Corporation ("Highveld") and TSI/Eskom. The formal launch and first public operational demonstration of the company's 250 kW – 520 kWh VRBPower System was held in October 2001 at the University of Stellenbosch. The TSI/Eskom VRBPower System unit was the first and largest system to be independently engineered, assembled and installed outside of Japan and was the first independent trial of the VRB technology outside of Japan.

The Company announced on January 30, 2002 it entered into an agreement to supply PacifiCorp with a 250 kW – 2000 kWh (8 hour) VRB/ESS. PacifiCorp, an Oregon, USA based subsidiary of United Kingdom utility Scottish Power (NYSE: SPI), provides electric service to approximately 1.5 million customers in Utah, Wyoming, Oregon, Washington, Idaho and California. The VRB/ESS, which is relocatable in design, will be used by PacifiCorp to supply peak power capacity (charging in the off-peak hours) and provide end of line voltage support (supplying up to 250 kVAR of reactive power) in a remote area in Southeastern Utah. The stored energy and voltage support available through this unit lets PacifiCorp maintain reliable electric service in the area while deferring the need to build a new substation. The PacifiCorp 250 kW – 2000 kWh system is the first large-scale commercial user-based application of VRB technology in North America.

Construction and installation of the unit is substantially complete. The first phase of a two-phase test program was completed earlier this year. During this phase, the VRB/ESS was successfully charged and discharged over 20 full cycles totaling over 2500kWh and including multiple reactive power (VAR) injections of up to 250kVar. The PLC Control system was successfully demonstrated to control and communicate with all sub-systems including the power electronics converter, the flow battery and the Pacificorp SCADA (Supervisory Control And Data Acquisition). The forecast efficiencies for phase 1 testing were achieved and the cell stacks performed in accordance with charge and discharge specifications. The final phase of completion required the implementation of new tanks and piping layouts, to optimize the operation and performance of the system. The system is currently being commissioned, including testing at full capacity. Remote access and control as well as an dynamic compensation of the distribution feeder is being implemented in the VRB/ESS software.

On April 16, 2002 Pinnacle announced that it had entered into new agreements with Sumitomo Electric Industries of Japan ("SEI"). These agreements enabled Pinnacle to secure all or part of a VRB/ESS from SEI. These agreements also involved the issuance of a non-exclusive global license to SEI enabling them to sell the VRB/ESS technology, of which Pinnacle would receive royalty payments on units sold until April 2006.

On July 10, 2002 the Company announced that Pinnacle had been awarded a contract to provide the energy storage component of Hydro Tasmania's King Island Renewable Energy Expansion Project. The VRB/ESS will provide a continuous output rating of 200kW for 4 Hours and provide short term output of 300kW for 5 minutes to allow time for starting a diesel generator. The purpose of this VRB/ESS is to smooth the power output of the wind farm and maximize the use of available wind energy. Commonwealth Government grants, managed by the Australian Greenhouse Office as part of their Renewable Energy Commercialization Program, agreed to assist the project with a AU$700,000 grant. On November 17, 2003, the Company announced the commissioning of the King Island Vanadium

Redox Battery Energy Storage System. A Practical Completion Certificate was issued by Hydro Tasmania on November 14, 2003.

The Company announced the appointment of two additional directors to its Board in late 2002, Mr. Vincent Sorace and Mr. Albert Gerry, and the resignation of two directors, Mr. John Fraser and Mr. David McLauchlan. Mr. Wayne case was appointed to the Board in July 2003. Mr. Don Nicholson resigned as President and CEO on April 2, 2003. He was succeeded as President by Mr. Vincent Sorace. Mr. Tim Hennessy was appointed CEO and a director on August 28, 2003 and Chairman of the Board on September 19, 2003. Mr. Jay Sujir resigned as corporate secretary on September 19, 2003 and was replaced by Mr. Gavin Cooper.

On September 25, 2003 the Company announced the award of a Department of Energy funded grant to the State of Wyoming in response to a call for analytical studies of the transmission benefits of deploying hybrid renewable energy-storage systems. The Wyoming Business Council, in conjunction with Science Applications International Corporation (SAIC), PacifiCorp, and VRB Power, submitted the proposal to the U.S. Department of Energy under the State Energy Program Special Projects solicitation.

In October 2003, the Company announced that it had entered into a collaboration agreement with Sea Breeze Power Corp. Under terms of the agreement, VRB Power will sell and integrate the VRB Energy Storage System to provide firm capacity from wind as a renewable resource, and minimize the required use of diesel engines reducing emissions and costs of fuel. Sea Breeze, a developer of large wind farms, will provide engineering and design services, as well as the marketing of the VRB Energy Storage System for wind farms and other renewable energy projects in Canada and Alaska.

32. Significant Acquisitions and Dispositions

During the most recently completed financial year, the Company made no significant acquisitions or dispositions.

3.3 Trends

Management is not currently aware of any trends, commitment, event or uncertainty that may reasonably be expected to have a material impact on the Corporation's business other than the following summary of risks that are typically inherent in the business of new technologies.

The business activities of the Company and its subsidiaries, VRB Power International Limited and Pinnacle VRB Limited (hereinafter collectively called the "Company") are subject to certain risks and there are a range of factors which may impact on its future performance and profitability.

Some of these risks can be mitigated by the use of safeguards and appropriate systems and actions, but some are outside the control of the Company and its management.

The general risks described below apply not only specifically in respect of the future performance of the Company and investment in the Company, but in respect of future performance of businesses and investments generally.

Economic climate and governmental policy

General economic factors such as economic activity, inflation, currency exchange fluctuations, industrial disruption, interest rate fluctuations, component and commodity prices, stock market prices and changes in government policy, regulations or legislation may have an adverse impact on the Company and its future operating performance. Equally so the proposed US Energy budget contains many positive aspects which may encourage energy storage activities.

Share investment - market volatility

In general, shares should not be considered to be a short-term investment. There are risks associated with investments in shares, where investment values may fall as well as rise. The value of shares in the Company can be expected to fluctuate depending upon factors including general world-wide economic conditions, changes in government policies, investor perceptions, movements in interest rates and share prices, prices of the merged businesses' products and services, variations in the operating costs and the costs of capital improvements which the Company may require.

Insurance

At the present stage of its development, the Company depends to a large extent on the services of its senior management. The Company has not obtained "key man" insurance on the life of any of its senior management. In the event that the services of certain members of the Company's senior management become unavailable to the Company for any reason, such unavailability could have a material adverse effect on the Company's business. In addition, the Company's future success will depend, in large part, on its ability to attract and retain qualified managerial and technical personnel. Because of competition for such personnel, there can be no assurance that the Company will be successful in this regard.

The risks described below are more specific to the future performance of the Company and investment in the Company.

Intellectual property

VRB Power controls, through its controlling stake in Pinnacle VRB of Australia, the patents governing the use of Vanadium redox batteries.

Intellectual property is a significant part of the Company's business. This intellectual property may include brand licenses, technology, know-how, trade-marks, design and patents (both owned and licensed). No assurance can be given that the validity, ownership or licensed use of intellectual property relevant to the businesses of the Company may not be challenged.

In addition Pinnacle's core patents filed in various countries expire in 2006. As the maximum term in, for example, Australia, United States and Japan is 20 years from the filing date no further extension of the patent protection term is available. Pinnacle's patents may also be considered "broad" and are not limited to any particular application. In addition the validity of a patent in any country, may be challenged by third parties at any time during the term of the patent.

The patents include the following:

1 - A Group Of Patents Featuring Aspects Of "Stabilized Electrolyte"; "Stabilized Electrolyte Solutions" And "Stabilized Electrolyte Solutions, Methods Of Preparation".
2 - A Group Of Patents Entitled "Flexible, Conducting Plastic Electrode And Processes".
3 - All Vanadium Redox Battery Patents.
4 - A Group Of Patents Entitled "High Energy Density Vanadium Electrolyte solutions"(these are under patent consideration in several countries).

A complete list of patents is attached as Schedule A to this Annual Information Form.

Occupational health and safety

In common with all businesses, the Company's business will face risks of work place injuries, which may result in workers' compensation claims, related common law claims and potential health and safety prosecutions.

Additional Funds

The Company will require additional funds to market the VRB Technology and to effect the expansion of its administration and management staff that will be necessary if it is successful in commercializing the VRB, the amount of which funds are unknown at present. In addition, in the future, the Company may consider it necessary or desirable to conduct further product development on the VRB. The Company intends to seek such additional funding through private or public financing, including equity financings, through collaborative arrangements with others and through available cash flow, if any. Adequate funds for these purposes may not be available when required or on terms acceptable to the Company. If adequate funds are not available, the Company may have to delay, trim or eliminate its product development programs, marketing efforts and other expenditures, adversely affecting its business, results of operations and prospects and leaving in operation only those areas, if any, which management determines may have, at that time, the ability to generate necessary cash flow.

Subcontractors

The Company will be dependent on subcontractors to fulfill delivery commitments on a timely basis and the Company's success in effectively penetrating the potential markets for its products will be dependent to a large extent on the ability and commitment of, among others, its joint venture partners and other distributors. In addition, operating results may be affected by, among other things, the receipt and/or assembly of defective products or an increase in component costs.

Competition

The technology for implementing alternative fuel cell and energy storage systems is evolving rapidly. The VRB Technology utilized by the Company may be subject to obsolescence if competitors develop a better or more cost effective technology. Competitors may include corporations, which have greater financial, technical and operating resources than the Company.

Threats of imports

A license for the technology owned by Pinnacle has been granted to a substantial company which may attempt to enter the market in direct competition with the Company.

Product risk

The full extent of the product's life cycle has not yet been determined. To date 13,000 full charge/discharge cycles have been reported. The product is expected to have a life cycle of greater than 10 years for the cell stacks, and indefinitely for the electrolyte.

Environment

The Company will be subject to the environmental laws and regulations in each of the jurisdictions in which it operates. The Company is not aware of any undisclosed material breaches of environmental law or regulation in its existing business.

ITEM 4: NARRATIVE DESCRIPTION OF BUSINESS

4.1 General

VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB/ESS"). The VRB/ESS is an enabling technology that can effectively store electricity on demand. The application of the VRB/ESS provides direct economic benefits to utilities and end users in terms of improved reliability, power quality and energy efficiency. The application of the VRB/ESS technology is particularly well suited to electrical power arbitrage, load leveling (peak shaving), grid stability enhancements, and capital deferment. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind-farms, creating the ability to provide "firm" capacity. As "green" technology, VRB is characterized by the lowest ecological impact of all electrochemical energy storage technologies. It uses conducting plastic electrodes, which do not contain heavy metals unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. The VRB/ESS can also be designed so it can be relocated to another site as needed in the future.

VRB Power controls, through its majority interest in Pinnacle VRB Ltd., the Intellectual property through patents covering the use of the Vanadium-Redox battery. Sumitomo Electric Industries (SEI) of Japan has a license to use this technology in different geographical areas of the world for which Pinnacle receives royalty fees.

4.2 The Vanadium Redox Battery Energy Storage System Technology

The VRB/ESS

The VRB/ESS is an electrical energy storage system based on the patented vanadium-based redox regenerative fuel cell that converts chemical energy into electrical energy. Energy is stored chemically in different ionic forms of vanadium in a sulphuric acid electrolyte. The electrolyte is pumped from separate storage tanks into flow cells across a proton exchange membrane (PEM) where one form of electrolyte is electrochemically oxidized and the other is electrochemically reduced. This creates a current that is collected by electrodes and made available to an external circuit. The reaction is reversible allowing the battery to be charged, discharged and recharged.

The design and operating characteristics of the VRB are optimized and integrated with automated, intelligent control and operational management electronics. Predictive maintenance control is used to automate the tasks of operational management, routine maintenance, system status monitoring, and external communication.

The VRB/ESS allows practical energy storage for new applications not economically achievable with other technology, as well as providing beneficial replacement options for existing DC power infrastructure. The VRB/ESS abandons the traditional approach to standby energy storage in terms of charge and discharge line voltages, and considers storage in terms of energy and power transfer.

Energy Market Issues and Opportunities

Energy Storage Systems ("ESS") absorb energy during times when excess capacity exists so that it can be released later when needed. The fundamental requirement in any electrical grid system is a balance between the power demanded by the loads and the power that is generated. It has not been practical to store energy to any appreciable extent until recently, apart through pumped storage hydro-electric systems. The advent of the VRB/ESS as a large scale, high capacity, energy storage system has provided a fundamental shift in the way that power system grids can be designed and operated. Power is stored during periods when excess generation is available and released when excess demand exists. When released, the power can either be delivered as real power for consumer use, or it can be delivered as reactive power to support and stabilize the grid or in combinations of the two. In this way storage provides two benefits:

- From an economics point of view, a commodity is transferred to periods when it's worth increases, and
- Physically the maximum output of the system is increased through the decoupling of supply and demand.

ESS can be applied at different stages in the delivery chain. The VRB/ESS is primarily focused on the Distribution and customer interface levels. The benefits that arise from storage at these points in the value chain also impact the transmission and generation levels thus allowing multiple value streams to be achieved. By supplying power when and where needed, energy storage creates a far more responsive market. The VRB/ESS will:

- **Improve Generation Utilization:** Base-load units will gain additional off-peak power operating hours at higher utilization rates, raising the value of these assets.
- **Defer Transmission Expansion:** Relieve congestion and provide a firm capacity at constrained points in the utility grid.
- **Provide Improved Ancillary Services:** Become the preferred supplier of ancillary services through faster reaction times and lower opportunity costs.
- **Provide Energy Arbitrage Capabilities:** By utilizing off-peak price times to charge the VRB/ESS and to then discharge it during peak price periods, it creates multiple benefits to the grid and the opportunity to generate significant returns.
- **Enhance Power Quality (PQ):** Power Quality and reliability is a significant concern to end users with sensitive processes. The VRB/ESS can be configured to provide ride-through whilst also providing energy management and grid support.
- **Integrate Renewable Energy Resources:** Integrate renewable resource such as wind generation by providing dispatchability through firming up of their availability whilst also providing energy management and grid support.

Energy Storage in the Electric Power Industry


Industry Challenges
Volatility
Low Utilization
Congestion
Security
Power Quality
Fuel
Generation
Transmission
Distribution
Services
Energy Storage
Hedge Risk
Baseload Arbitrage
Higher Utilization
Stability
Loss Prevention
Market Benefits

Figure 1. The Application and Market Benefits for Energy Storage –The Values Stream (Pearl Street 2002)

Energy storage offers one of the most promising least-cost alternatives to building new plants and extending transmission lines. With the current and projected future natural gas supply shortages, volatility in electricity pricing will continue to increase. This will be exacerbated by the continued use of "gas fired generation, peakers".

Without energy storage, the power market will never function properly. Coupled with increasing demand, price spikes and shortages the power markets will be subject to three chronic problems: raised volatility, reduced reliability, and threatened security. By utilizing energy storage technologies, each of these challenges facing the industry can be greatly diminished—in effect, acting much like a 'shock absorber' for the grid.

Within the telecommunications sector, there is significant pent up demand for alternative systems to supply cellular radio sites. The VRB technology provides such an alternative. This is a market of significant size.

The State of the VRB/ESS Technology - Maturity

The technology of the VRB/ESS has been successfully demonstrated at various sites across the world. It has now reached an early commercial state. The designs and construction packages have been documented and standardized in sizes from 1MWH to 10MWH. Turnkey systems can now be delivered within 6 months from placement of an order. Reliability concerns have been addressed and over 13,000 charge/discharge cycles demonstrated. In terms of competitive position, VRB/ESS has market leadership based upon its installation successes and its technological advantages. With the planned production cost structure improvements, the competitive position will be enhanced but more importantly the product will enter the realm of being justifiable based upon economics alone.

Competitive Advantages of the VRB/ESS

The superiority of the Company's technology lies primarily in the ability to achieve a low cost, environmentally safe, fully recyclable system with very high efficiencies and strategic relationships of supply and expertise. The infrastructure to accomplish this largely exists already. Other competitors work with highly alkaline or toxic materials that are dangerous and difficult to handle and dispose of. VRB Power works with materials, which have minimal toxic characteristics and are considered safe. As well, the operating cost of the Company's technology is linked to its relationships ensuring a stable and steady supply of raw materials.

Technological Advantages of the VRB/ESS

Several independent studies have examined the energy storage market and reported that Flow Batteries, in particular Vanadium Redox Batteries, exhibit the greatest potential. The advantages of the VRB/ESS are as follows:

- Rapid Design Implementation – typically 6-8 months
- The system can be recharged at high rates in a fraction of the time needed for the lead-acid battery. No degradation from repeated deep discharges and recharges.
- High-energy efficiencies greater than 78% in large installations.
- Indefinite life of electrolyte (no disposal issues).
- Electrolyte remains fully charged with low self-discharge.
- Existing systems can be readily upgraded and additional storage capacity can be easily installed by changing the tanks and volumes of electrolyte at low incremental cost.
- Cross mixing of electrolytes does not lead to the contamination of electrolytes.
- Has a charge/discharge window of 1:1 ideal for wind generation applications.
- Designed for unattended operation with very low maintenance costs ($0.008/kWh).
- Low operating temperature and less sensitivity to ambient temperature variations.
- Can be discharged and charged >15,000 times without need for membrane replacement.
- Low environmental impact during life cycle. The environmental impact of both vanadium redox and lead-acid batteries for use in stationary applications has been reported, using a life-cycle assessment approach[1]. The report indicates that the vanadium redox battery contributes between **7-25% of emissions of key environmental impact (CO_2, SO_2, CO, CH_4, NOx) during its life cycle when compared with lead-acid batteries.**
- Power Electronics and Controls. Use of advanced multi-quadrant power flow control allowing phase control of outputs, tolerance of unbalanced and distorted input waveforms, low harmonic output, bidirectional power flows, reactive power flow compensation (PFC), current limiting, soft-start capability, grid synchronizing, 98% efficiency, high short term overload capacity and is compliant with IEEE P1547. SCADA interface is via dial up modem or Internet. Modbus interfaces are available. Multi-layer, encrypted password access to the control PLC. Use of current loops and fiber communications for system EMI compatibility.
- Low cost for large storage capacities. Cost per kWh decreases as energy storage capacity increases, typical projected battery costs for 8 or more hours of storage are currently as low as US$640 per kWh and less than US$300 per kWh is achievable within 2 years.

[1] "Environmental assessment of Vanadium Redox and Lead-acid Batteries for Stationary Energy Storage", C.J. Rydh, 21" International Power Sources Symposium 10-12 May 1999, Brighton, UK.

Strategic Partnerships and Alliances

VRB Power has formed alliances with key resource suppliers and power utilities from around the world for the purpose of commercializing the VRB/ESS on a value-added basis:

- **Highveld Steel and Vanadium Corporation (HIVELD)** – A 50:50 strategic alliance to secure the future supply of the key vanadium compound, and manufacture the electrolyte. Highveld produces 30% of the world's vanadium supply. The agreement with HIVELD extends to state that, "all Load leveling applications using Vanadium will be supplied by HIVELD through VRB Power".
- **TSI-Eskom** – Agreement to supply power electronics and systems. Along with VRB Power and Highveld, ESKOM participates in a tripartite agreement to further develop VRB/ESS. ESKOM is the 2nd largest power generator and 5th largest power utility in the world.

Competitive Energy Storage Technologies

The lead-acid battery is the dominant energy storage technology for industrial stationary applications. The only other significant battery technology used in industrial applications, nickel cadmium, has penetrated small market niche applications due to its performance at high and low temperatures. Apart from nickel-cadmium batteries requiring careful management and disposal (due to the cadmium), it is an attractive alternative to lead-acid when cycle life is considered important. It is however an expensive alternative.

The marketing strategy will not be to direct competition at, nor outline specific performance comparisons with, existing application solutions such as lead-acid batteries or diesel generators. Not withstanding the marketing strategy, performance comparisons with existing solutions will impact the acceptance of VRB/ESS.

Emerging or new energy storage technologies, other than VRB, may be more cost competitive than VRB/ESS in certain markets and the market entry strategy has been chosen accordingly.

COMPETITOR COMPARISON

Company or technology	Operational units	Efficiency full cycle	Size range	Cycles Charge/ Discharge	Charge / discharge ratio	Operating temp	Speed of response	Energy density	Green	O&M costs	Installation time from order
			MWh			Celsius		Wh/l		$/kWh	months
VRB Power Redox	8	80-85	0.5-40	15,000	1:1	30	ms	27	yes	0.008	<6
Regenesys	1	50-65	10-120	3,000	2.5:1	55	minutes	35	no	---- High $ ····	>16
ZBB	2	65	0.05-1	2,000	2.5:1	50	ms	up to 60	yes	0.01	<4
NAS	12	65-70	0.15-1	7,000	2:1	350	ms	55	no	0.01	<4
LEAD ACID	>20	50	0.001-40	1,000	5:1	ambient	ms	up to 30	no	0.02	<6

Figure 6. Comparison of Competing Technologies

Lead Acid Batteries: (VRLA and Flooded lead acid), These are the de-facto standard for use in Energy Storage Systems. Their first cost of application for multi-megawatt hour systems is around $1550/kWhbased on 5year replacements. In addition, they are inherently less efficient (45%) which adds considerably to their life cycle operating costs. It is a mature technology with very limited capability for any price reductions or performance improvements. Lead Acid systems require about 5ft^2/kWh versus 1.3ft^2/kWh for the VRB/ESS on a comparable basis.

Sodium Sulphur: Of the newer technologies which are considered to be of the same size as the VRB/ESS, the NAS battery and Zinc Bromine are the closest competitors. The cost of the NAS battery produced by NGK of Japan, (which is capable of 50% fewer number of charge and discharge cycles) is $1500/kWh and with commercial volume expected to achieve $500/kWh. The NAS battery operates at high temperatures and its system efficiency is 72%. It has only one application site in the USA and 15 in Japan. It has a large footprint of $6ft^2$/kWh versus $1.3ft^2$/kWh for the VRB/ESS on a comparable basis.

Zinc Bromine. This is produced by ZBB, an Australian company. An installation in the Detroit Edison area between ZBB and Sandia National Laboratory is under commissioning. It is a 400kWh system. It is priced at about $1200/kWh. This technology has inherent limitations in terms of performance stability and efficiency (70%) but as true flow-battery is the closet competitor to the VRB/ESS. The number of charge-discharge cycles is limited to about 2500.

Polysulphide Bromide – Regenesys. There are two installations nearing completion, one in the UK, which is partially commissioned, and one in the USA under construction. These systems are large in the 25MWH range with slow start up responses (2 to 10 minutes). Their efficiency is low at about 55% and cost of the order of $350/kWh (life cycle). They are only practical in the very large sizes. They have severe environmental risks associated with their application and their market uptake is unlikely. The O&M costs are high due to the mechanical balance of plant systems needed to support the electro-chemical reaction.

Lithium-ion. Lithium-ion is projected to have high energy density, both gravimetric and volumetric, but presently requires more development. Manufactured product requires significant protective and control system functions, and present low-volume production is of small size cells for electronic product applications.

NiCad: A very large NiCad energy storage system is being commissioned in Alaska for the Golden Valley Cooperative. It is rated 40MW, has an intended life of 20+years, and uses ABB power electronics. It occupies $4000m^2$ of space and has as its objective to provide total utility system support, stability, load leveling and voltage control. Its cost is estimated at being >$1470/kWh.

COMPETITVE PRODUCT ANALYSIS
Assuming 1MW System @ 5hrs

Description	Life cycles	Efficiency	1st time Capital Costs $/KWH	Environmental Risk	Response Time	Deep Discharge Capability >70%	20 Year* Capital & Operating Costs $/KWH
Year 2003							
Lead Acid Industry Standard	3,500	45%	$1,550	Medium Heavy Metal	Excellent	No	$6,081
Nickel Cadmium ABB power electronics	10,800	70%	$2,000	Medium Heavy Metal	Good	No	$2,708
Polysulphide Bromide Regenesys	2,500	55%	$220	Very High	Very Poor	Yes	$2,013
Sodium Sulphur NAS Battery	7,000	75%	$1,500	Very High	Excellent	Yes	$2,963
Zinc Bromine ZBB	2,500	70%	$1,200	Very High	Good	Yes	$5,892
Vanadium Redox VRB Power Systems	**Indefinite** 15,000+	**80%**	**$759**	**Very** Little	**Excellent**	**Yes**	**$791**
Year 2007							
Lead Acid Industry Standard	3,500	45%	$1,550	Medium Heavy Metal	Excellent	No	$6,081
Nickel Cadmium ABB power electronics	10,800	70%	$1,700	Medium Heavy Metal	Good	No	$2,408
Polysulphide Bromide Regenesys	3,200	55%	$200	Very High	Very Poor	Yes	$1,737
Sodium Sulphur NAS Battery	7,000	75%	$1,000	Very High	Excellent	Yes	$2,192
Zinc Bromine ZBB	2,500	75%	$350	Very High	Good	Yes	$2,102
Vanadium Redox VRB Power Systems	**Indefinite** 15,000+	**85%+**	**$399**	**Very** Little	**Excellent**	**Yes**	**$423**

* Assume a $0.05 per KWH cost in Yr1 escalating at 3% per year with 5 hours of operation per day
* Assume a 20 year life of 10,800 cycles

Figure7. Life cycle costs comparisons of energy storage technologies

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information

The following table sets forth selected consolidated financial information, which should be read in conjunction with the information set forth in the audited consolidated financial statements of VRB Power for the years ended June 30, 2003and 2002 attached as Schedule B to the Annual Information Form. Please refer to these statements for further information on the financial results of the Company.

	Year Ended June 30, 2003	Year Ended June 30, 2002	Year Ended June 30, 2001
Sales	$1,021,496	Nil	Nil
Total Revenues (1)	129,617	188,899	64,770
Net Loss	(3,525,064)	(17,257,969)	(1,821,692)
Loss Per Share (2)	(0.07)	(0.50)	(0.08)
Total Assets (3)	4,782,731	5,221,118	6,155,820
Long Term Financial Liabilities	Nil	Nil	Nil
Dividends Declared		Nil	Nil

(1) Derived from royalty, interest and other income.

(2) Calculated based on the weighted average number of shares outstanding for the period presented

(3) Data is given as of the end of the period indicated.

5.2 Dividend Policy

It is not anticipated that the Company will pay any dividends on the common shares in the foreseeable future. The actual timing, payment and amount of dividends, if any, will be determined by the Board of Directors of the Company from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the Board of Directors of the Company considers relevant.

5.3 Foreign GAAP

The Company does not prepare its primary consolidated financial information on the basis of foreign GAAP.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 Form 44-101 F2 Disclosure

Management's Discussion and Analysis of Financial Conditions and result of Operations for the year ended June 30, 2003, in Schedule C as included in the Company's Year End Financial Statements, and is incorporated herein by reference and which is available at www.sedar.com.

ITEM 7: MARKET FOR SECURITIES

7.1 Market for Securities

The common shares of the Company are listed on the TSX Venture Exchange under the trading symbol "VRB" and on the Frankfurt Stock Exchange under the trading symbol "VNK". The outstanding share purchase warrants of the Company do not trade.

ITEM 8.1 DIRECTORS AND OFFICERS

The Directors and Officers of the Company are as follows:

Name, Municipality of Residence and Office Held	Principal Occupation	Common Shares Beneficially owned as at December 1, 2003[1]
Timothy Hennessy, Portland, Oregon Chairman & Chief Executive Officer	Chairman and Chief Executive Officer of the Corporation August 28, 2003 to present and member of the Corporation's Technical Advisory Board since November 8, 2002.	186,333
Vince Sorace, Vancouver, British Columbia President	President of the Corporation since April 7, 2003.	420,000
Donald Nicholson, Vancouver, British Columbia Director	Director of the Corporation since March 25, 2003.	80,000
Wayne Case, Portland, Oregon Director	Director of the Corporation since July 18, 2003; President, Board Chairman and CEO, Schmitt Industries Inc.	210,000
Albert Gerry, Vancouver, British Columbia Director	Director of the Corporation since November 8, 2002; President and Director of Zappa Resources since 1995. Masters of Architecture from the University of Manitoba.	172,500
Gavin Cooper, Vancouver, British Columbia Chief Financial Officer & Corporate Secretary	Chief Financial Officer of the Corporation, March 26, 2002 to present; Corporate Secretary of the Corporation from September 22, 2003 to present.	Nil

[1] *Common Shares held directly and indirectly*

Each director holds office until the next annual general meeting of the Company and his election thereafter is subject to the approval of the shareholders of the Company at that meeting. The officers are appointed at the discretion of the Board of Directors and typically are reconfirmed or amended as necessary at the first directors' meeting following the annual general meeting of shareholders.

The Company does not have an executive committee of directors.

8.2 Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, no director or officer of the Company, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Company, is, or within the last 10 years before the date of the Annual Information Form, was a director or officer of any issuer which, while that person was acting in that capacity:

(a) Was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) Become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3 Penalties or Sanctions

To the knowledge of Management, no director or officer of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has:

(a) Been subject to any penalties or sanctions imposed by any court relating to Canadian securities legislation or by an Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) Been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be consider important to a reasonable investor in making an investment decision.

8.4 Personal Bankruptcies

To the knowledge of Management, no director or officer of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or a personal holding corporation of any such person has, within the last 10 years before the date of the Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.5 Conflicts of Interest

The Corporation's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and conducting terms respecting the terms of such participation. In the event that such conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such a participation or such terms. To the knowledge of management there are no existing or potential conflicts of interest between the Company, any subsidiary of the Company and a director or officer of the Company, except as disclosed herein.

ITEM 9: ADDITIONAL INFORMATION

The Company will provide to any person, upon written request made to the secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities.

(i) one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

Dated at Vancouver, British Columbia this 12TH day of December, 2003.

VRB POWER SYSTEMS INC.

"Timothy Hennessy"
Per: ______________________________
Timothy Hennessy,
Chairman and Chief Executive Officer

"Gavin Cooper"
Per: ______________________________
Gavin Cooper,
Chief Financial Officer

SCHEDULE A

PINNACLE CASES
Renewal and Expiry Dates

Title of application/patent	Appl. No. Patent No.	Country	Expiry Date	Status
All vanadium redox battery	575247	AU	2 April 2006	Registered
"	2724817	Japan	2 April 2006	Registered
"	4786567	US	7 April 2006	Registered
A flexible, conducting, plastic electrode a process for its production, and an all-vanadium redoc battery using such electrodes	673003	AU	6 September 2013	Registered
"	PI9307013-6	Brazil	6 September 20013	Registered
"	2143751	Canada	6 September 2013*	Application
"	93918802.5	Europe	6 September 2013*	Application Accepted
"	98112477.0	HK	6 September 2013*	Application
"	506684/94	Japan	not known until grant	Application
"	281252	R.Korea	16 September 2013	Registered
"	019994	Thailand	not known until grant	Application
"	5665212	US	9 September 2014	Registered
Stabilised electrolyte solutions, methods of preparation thereof and redox cells and batteries containing stabilised electrolyte solutions	696452	AU	17 November 2004	Registered
"	P-941972	Indonesia	not payable until grant	Application allowed
"	P-00200200662	Indonesia	not payable until grant	Application – Exam Requested
"	510489/95	Japan	not known until grant	Application – Exam Requested
"	Patent No. MY-113980-A App. No. PI9403081	Malaysia	31 July 2017	Registered
"	PI20015372	Malaysia	not known until grant	Divisional Application filed
"	94/9140	RSA	17 November 2014	Registered
"	024519	Thailand	not known until grant	Application – Exam Requested
"	49389	Philippines	not known until grant	Allowed
"	1-2001-02016	Philippines	not known until grant	Divisional Application filed
"	6143443	US	7 November 2017	Registered

Title of application/patent	Appl. No. Patent No.	Country	Expiry Date	Status
"	Patent No. 6562514 App. No. 09/624317 (Divisional)	US	13 June 2020	Registered
High energy density vanadium electrolyte solutions, methods of preparation thereof and all-vanadiumredox cells and batteries containing high energy vanadium electrolyte	704534	AU	3 May 2016	Registered
"	2220075	Canada	3 May 2016*	Application – Exam Requested
"	96911853.8	Europe	3 May 2016*	Application Allowed
"	98110321.2	HK	3 May 2016*	Application
"	306364	NZ	3 May 2016*	Registered
"	6468688	US	3 May 2016	Registered
"	Divisional Application 10/226751	US	not payable until grant	Application filed

* Expiry dates given for a patent granted on these application.

SCHEDULE B

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

OF

VRB POWER SYSTEMS INC.

for the fiscal years ended June 30, 2003 and 2002

Auditors' Report and Consolidated Financial Statements of

VRB POWER SYSTEMS INC.

(formerly Vanteck (VRB) Technology Corp.)
(A development stage enterprise)

June 30, 2003 and 2002

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of
VRB Power Systems Inc.
(formerly Vanteck (VRB) Technology Corp.)
(a development stage enterprise)

We have audited the consolidated balance sheets of VRB Power Systems Inc. (formerly Vanteck (VRB) Technology Corp.) (a development stage enterprise) as at June 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
October 10, 2003

VRB POWER SYSTEMS INC.
(formerly Vanteck (VRB) Technology Corp.)
(A development stage enterprise)
Consolidated Balance Sheets
June 30, 2003 and 2002

	2003	2002
ASSETS		
CURRENT		
Cash and cash equivalents	$ **637,307**	$ 413,521
Accounts receivable	**-**	424,988
Advances receivable (Note 3)	**181,980**	406,000
Other receivables (Note 7)	**372,153**	54,095
Construction in progress	**277,947**	-
	1,469,387	1,298,604
PROPERTY AND EQUIPMENT (Note 4)	**62,482**	87,667
DEFERRED EXPENDITURES (Note 5)	**3,250,862**	3,834,847
	$ **4,782,731**	$ 5,221,118
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ **1,092,336**	$ 1,070,724
Loan payable (Note 6)	**327,389**	-
Convertible debentures (Note 7)	**543,250**	-
	1,962,975	1,070,724
NON-CONTROLLING INTEREST (Note 8)	**806,718**	860,332
	2,769,693	1,931,056
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	**35,350,551**	33,704,073
Contributed surplus	**101,900**	-
Equity component of convertible debentures (Note 7)	**306,750**	-
Cumulative translation adjustment	**282,177**	89,265
Deficit	**(34,028,340)**	(30,503,276)
	2,013,038	3,290,062
	$ **4,782,731**	$ 5,221,118

INCORPORATION AND NATURE OF OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 15)

APPROVED ON BEHALF OF THE BOARD:

(Signed) Vincent Sorace — Vincent Sorace, Director

(Signed) Albert Gerry — Albert Gerry, Director

See accompanying Notes to the Consolidated Financial Statements.

VRB POWER SYSTEMS INC.

(formerly Vanteck (VRB) Technology Corp.)
(A development stage enterprise)

Consolidated Statements of Operations and Deficit

Years ended June 30, 2003 and 2002

	2003	2002
REVENUE		
Sales	$ 1,021,496	$ -
Less: Cost of sales	1,021,496	-
	-	-
Interest income	34,747	49,849
Royalties and fees	39,055	47,674
Other income	55,815	91,376
	129,617	188,899
EXPENSES		
Amortization and depreciation	780,972	406,488
Bad debts recovered	(9,496)	-
Consulting	590,619	999,943
Financing fees	191,937	-
Foreign exchange losses	1,952	30,452
Interest expense	39,103	-
Investor relations	15,000	38,500
Office and general	374,615	211,278
Professional fees	567,016	603,203
Regulatory fees	25,800	14,083
Research and development (Note 10)	1,368,897	1,089,286
Shareholder communication	6,535	74,248
Stock exchange listing costs	2,616	119,539
Transfer agent fees	13,069	30,068
Travel and accommodation	49,563	229,106
	4,018,198	3,846,194
OPERATING LOSS	(3,888,581)	(3,657,295)
OTHER ITEMS		
Equity share of loss of Pinnacle VRB Limited	-	(296,202)
Gain on shares issued by Pinnacle VRB Limited (Note 12 (b))	32,123	-
Write-down and disposal of property and equipment	(5,287)	(206,247)
Provision for irrecoverable advances	-	(496,730)
Write-down of goodwill (Note 11)	-	(12,861,736)
Non-controlling interest (Note 8)	336,681	260,241
	363,517	(13,600,674)
NET LOSS	(3,525,064)	(17,257,969)
DEFICIT, BEGINNING OF YEAR	(30,503,276)	(13,245,307)
DEFICIT, END OF YEAR	$ (34,028,340)	$ (30,503,276)
LOSS PER SHARE	$ (0.07)	$ (0.50)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING	51,738,431	38,155,927

See accompanying Notes to the Consolidated Financial Statements.

VRB POWER SYSTEMS INC.
(formerly Vanteck (VRB) Technology Corp.)
(A development stage enterprise)
Consolidated Statements of Cash Flows
Years ended June 30, 2003 and 2002

	2003	2002
OPERATING ACTIVITIES		
Net loss	$ (3,525,064)	$ (17,257,969)
Items not affecting cash:		
Depreciation and amortization	780,972	406,488
Services paid in common shares	85,393	-
Non-controlling interest	(336,681)	(260,241)
Gain on shares issued by Pinnacle VRB Limited	(32,123)	-
Share purchase options	101,900	-
Write-down of goodwill	-	12,861,736
Share of loss of Pinnacle VRB Limited	-	296,202
Write-down and disposal of property and equipment	5,287	206,247
Provision for irrecoverable advances	-	496,730
Change in non-cash working capital		
Decrease (increase) in accounts receivable	426,204	(419,952)
Decrease (increase) in advances receivable	235,000	(704,940)
Decrease (increase) in other receivables	(313,246)	48,578
Increase in construction in progress	(268,997)	-
Increase (decrease) in accounts payable	(1,231)	739,927
	(2,842,586)	(3,587,194)
FINANCING ACTIVITIES		
Increase in loans payable	316,847	-
Increase in convertible debentures	850,000	-
Issuance of common shares	1,561,085	1,688,166
Shares issued by subsidiary to non-controlling interest	333,361	455,719
	3,061,293	2,143,885
INVESTING ACTIVITIES		
Purchase of property and equipment	(10,322)	(88,432)
Proceeds on disposal of property and equipment	5,000	621,262
Investment in Pinnacle VRB Limited	-	(203,199)
	(5,322)	329,631
FOREIGN EXCHANGE GAIN (LOSS) ON CASH HELD IN FOREIGN CURRENCY	10,401	(1,736)
NET CASH INFLOW (OUTFLOW)	223,786	(1,115,414)
CASH, BEGINNING OF YEAR	413,521	1,528,935
CASH, END OF YEAR	$ 637,307	$ 413,521
SUPPLEMENTARY INFORMATION:		
Issuance of common shares in exchange for investment in Pinnacle VRB Limited	$ -	$ 12,850,255

See accompanying Notes to the Consolidated Financial Statements.

1. INCORPORATION AND NATURE OF OPERATIONS

VRB Power Systems Inc. (the "Company") was incorporated under the Canada Business Corporations Act by registration of Articles of Incorporation on November 13, 1986 under the name Senn D'Or Inc. On August 27, 1993 the Company changed its name to Venoro Gold Corp. and subdivided its issued share capital on the basis of three common shares of Venoro Gold Corp. for each issued common share of Senn D'Or Inc. Effective December 3, 1997, the Company changed its name to New Venoro Gold Corp. and consolidated its share capital on the basis of eight common shares for one new common share. The Company changed its name to Vanteck (VRB) Technology Corp. effective May 1, 2000 and to VRB Power Systems Inc. effective January 17, 2003.

The Company is the holder of 100% of the issue of capital of Vanteck International Limited, a British Virgin Islands company incorporated on March 24, 2000 for the purpose of holding the Company's interest in the licensing rights for Africa for the Vanadium Redox Battery. On June 5, 2002, the Company incorporated wholly-owned subsidiary VRB Power (U.S.) Inc. for the purpose of developing its operations in the U.S.A.

In January 2001, the Company reached an agreement with its controlling shareholder, Federation Group Limited ("Federation") to acquire its 19.9% interest in the issued shares and options of Pinnacle VRB Limited ("Pinnacle"), a company listed on the Australian Stock Exchange. Pinnacle holds the world-wide patents for the Vanadium Redox Battery.

In July 2001, the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued ordinary shares of Pinnacle on the basis of one VRB Power share for every four Pinnacle shares. On December 5, 2001 the bid was closed. As a result of the bid and of the acquisition of Pinnacle shares from Federation in 2001, the Company held 73.04% of the issued Pinnacle ordinary shares as of June 30, 2002. This holding was reduced to 68.40% at June 30, 2003 as a result of shares issued by Pinnacle to non-controlling shareholders.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern presumption is not appropriate, then assets may be realized at amounts significantly lower than the current carrying values. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

(a) Basis of presentation and operations

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries Vanteck International Limited and VRB Power (U.S.) Inc., and its controlled subsidiary, Pinnacle.

The Company accounted for its investment in Pinnacle using the equity method up to the date of acquisition of control on November 27, 2001, after which time the accounts of Pinnacle have been consolidated with the Company's.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, and investments in securities with initial terms to maturity of three months or less.

(c) Property and equipment

Property and equipment are stated at cost and will be depreciated over their estimated useful life on a straight-line basis as follows:

Office furniture	20%
Computer equipment	25%
Cell stacks, power supply and other	20%

(d) Research and development

Research costs are expensed as incurred.

Product and technology development costs, which meet with the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology.

Deferred expenditures represent expenditures incurred in relation to the VRB technology. Previously, the amortization period for these expenditures was ten years. Due to a change in the estimated life of those assets, deferred expenditures are amortized over five years, as of January 1, 2003. This has resulted in an increase in the amortization expense of $376,738. Its value will be reviewed periodically by management to ensure it is not in excess of its recoverable amount.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Convertible debentures

Convertible debentures are segregated into their debt and equity components at the date of issue. The financial liability component, representing the value allocated to the liability at inception, is included in convertible debentures. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares and share purchase warrants issuable on conversion, is classified in shareholders' equity as "equity component of convertible debentures". These components have been measured at their respective fair values on the date the convertible debentures were issued. The carrying value of the liability component is being accreted to the principal amount as additional interest expense over the terms of the loans.

(f) Foreign currency translation

The accounts of self-sustaining foreign operations are accounted for by the current rate method. Under this method, assets and liabilities are translated into Canadian dollars at prevailing rates of exchange on each balance sheet date and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations. Gains and losses on translation are deferred as a separate component of shareholders' equity.

Other monetary assets and liabilities denominated in other than Canadian dollars are translated using the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated using average exchange rates prevailing during the period. Gains and losses on foreign currency transactions are recorded in the consolidated statement of operations.

(g) Revenue recognition

Project income is recognized as contract stages are completed, taking into account the total estimated costs of the project. Costs incurred for stages which are not yet completed are recorded as construction in progress. Interest revenue is recognized on proportional basis, taking into account the interest rates applicable to the financial assets. Royalty revenue is recognized when the right to receive the revenue has been established.

(h) Income taxes

The Company accounts for income taxes under the liability approach which provides for income taxes based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. Future tax assets, including unused loss carryforwards and other deductions, are recognized only to the extent that, in the opinion of management, it is more likely than not that the income tax assets will be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Loss per share

Basic earnings per share is computed by dividing net earnings (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other common share equivalents in the weighted-average number of common shares outstanding for a period, if dilutive. Common equivalent shares consist of the incremental number of shares issuable upon the exercise of stock options and share purchase warrants.

(j) Stock-based compensation plans

Effective July 1, 2002, the Company adopted the new CICA Section 3870, *"Stock-Based Compensation and Other Stock-Based Payments"*. As permitted by the new standard, the Company has applied this change prospectively for new awards granted on or after July 1, 2002. All stock-based awards made to non-employees are recognized and measured using the fair value based method at the date of the grant. For stock options granted to employees, the Company has adopted the disclosure only provisions whereby pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied. The fair value for these options is estimated at the grant date using a Black-Scholes option pricing model with assumptions for: weighted-average risk free interest rates; dividend yields; weighted-average volatility factors of the expected market price of the Company's common shares; and a weighted-average expected life of the options. For purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

(k) Comparative figures

Certain of the comparative figures of prior years have been reclassified to conform with the presentation adopted during the current period.

(l) Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization, determination of net recoverable value of assets, revenue recognized on long-term contracts, determination of fair value on acquisitions, taxes and contingencies. Actual results may differ significantly from these estimates.

3. ADVANCES RECEIVABLE

	2003	2002
Advances to ParaSun Technologies Inc., interest at 10%, due in 2002, secured by promissory notes and a mortgage over real property	$ -	$ 225,000
Advance to Federation Group Limited, by Pinnacle, bearing interest at 12% per annum (AUD$200,000)	181,980	171,000
Advance to Bell Resources Corporation	-	10,000
	$ 181,980	$ 406,000

Federation Group Limited is a shareholder of the Company. Subsequent to year end, the advance has been repaid in full.

ParaSun Technologies Inc. ("ParaSun") did not deal with the Company at arm's length due to a relationship between ParaSun and the former Chief Executive Officer of the Company.

Bell Resources Corporation is related to the Company in that the Company's former Chief Executive Officer was a director of Bell Resources Corporation.

4. PROPERTY AND EQUIPMENT

	2003			2002
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Furniture and equipment	$ 158,556	$ 96,074	$ 62,482	$ 87,667

5. DEFERRED EXPENDITURES

	2003	2002
Deferred VRB license acquisition expenditures	$ 4,892,741	$ 4,657,867
Less: Accumulated amortization	1,641,879	823,020
	$ 3,250,862	$ 3,834,847

6. LOAN PAYABLE

	2003	2002
Loan bearing interest at 15% per annum, repayable on or before October 2, 2003 and secured by a floating charge on the assets of VRB Power	**$ 327,389**	$ -

Pursuant to this loan, 399,000 shares were issued as a bonus for the loan and a finder's fee. Subsequent to the year end, the loan was settled for the issuance of 409,316 shares of VRB Power.

7. CONVERTIBLE DEBENTURES

	2003	2002
Convertible debentures	**$ 543,250**	$ -

The Company issued convertible debentures in the principal amount of $850,000, repayable on or before June 30, 2004, with interest at 10% per annum. Of the total amount of the loan, $205,000 had not been received at June 30, 2003, but was received subsequent to year end. The loan amount is convertible into units of the Company at a conversion price of $0.15 per unit until July 3, 2004. Each unit consists of a common share and a warrant exercisable for common shares of the Company at $0.20 per share for one year. Of the face value of the debt, $306,750 has been classified as an equity component, which will be accreted over the term of the debt.

8. NON-CONTROLLING INTEREST

Non-controlling interest represents the interests in the net assets of Pinnacle attributable to the equity interest not owned by the Company.

Pursuant to a share purchase plan, Pinnacle issued 2,222,500 shares during the year. Further share issues during the year have reduced the Company's holding in Pinnacle from 73.04% to 68.40%.

Balance at November 27, 2001	$ 1,120,573
Share of net loss of Pinnacle for the period	(260,241)
Balance at June 30, 2002	860,332
Share of net loss of Pinnacle for the year	(336,681)
Increase in non-controlling interest to 31.60%	283,067
Balance at June 30, 2003	$ 806,718

9. SHARE CAPITAL

Authorized

An unlimited number of common shares without par value

Common shares issued

	2003		2002	
	Number of Shares	**Amount**	Number of Shares	Amount
Outstanding, beginning of year	**38,155,927**	**$ 33,704,073**	26,986,806	$ 19,165,652
Warrants exercised	**475,000**	**47,500**	2,387,333	1,585,666
Options exercised	**700,000**	**110,000**	185,000	102,500
Shares issued for investment in Pinnacle (Note 9 (a))	**-**	**-**	8,596,788	12,850,255
Shares issued by way of private placement (Note 9 (b))	**560,000**	**252,500**	-	-
Shares issued by way of private placement (Note 9 (c))	**12,439,850**	**1,151,085**	-	-
Shares issued for finder's fee and bonus for loan finance (Note 6)	**399,000**	**75,000**	-	-
Shares issued for services rendered	**87,500**	**10,393**	-	-
Outstanding, end of year	**52,817,277**	**$ 35,350,551**	38,155,927	$ 33,704,073

(a) On July 20, 2001, the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued shares of Pinnacle on the basis of one Vanteck share for every four Pinnacle shares. The bid closed on December 5, 2001. Consequently, the Company issued 8,596,788 common shares, valued at between $1.05 and $1.75 per share.

(b) In July 2002, the Company completed a private placement of 560,000 units at $0.50 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at $0.50 for two years. A finder's fee of 10% was paid.

9. SHARE CAPITAL (Continued)

Common shares issued (continued)

(c) In November 2002, the Company completed a private placement of 12,279,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at $0.10 for one year. Finder's fees of $76,815 in cash, 160,850 shares and 310,500 warrants were paid.

Share purchase warrants

A summary of the Company's warrants at June 30, 2003 and 2002 and the changes for the years ending on those dates is presented below:

	Warrants Outstanding	Weighted-Average Exercise Price
At June 30, 2001	4,897,333	$ 1.16
Exercised	(2,387,333)	1.16
At June 30, 2002	2,510,000	1.16
Issued	13,149,500	0.12
Exercised	(475,000)	0.10
Expired	(2,510,000)	1.16
At June 30, 2003	12,674,500	$ 0.12

The following table summarizes information about the warrants outstanding at June 30, 2003:

	Expiry Date	Warrants Outstanding	Exercise Price
Series "I"	July 24, 2004	560,000	$ 0.50
Series "J"	November 28, 2003	12,114,500	0.10
		12,674,500	

Each warrant is convertible into one common share of the Company. Subsequent to the year end, 36,000 "I" warrants and 4,695,000 "J" warrants were exercised.

9. SHARE CAPITAL (Continued)

Stock options

The Company has established an incentive stock option plan whereby the Board of Directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be five years. The exercise price of an option is not less than the closing price of the common shares on the TSX Venture Exchange immediately preceding the day on which the options are granted. The Company can grant stock options up to 10% of the issued shares of the Company.

A summary of the Company's options at June 30, 2003 and 2002 and the changes for the years ending on those dates is presented below:

	Outstanding	Exercise Price
At June 30, 2001	2,000,000	$ 0.50
Exercised	(185,000)	0.50
Expired	(665,000)	0.50
At June 30, 2002	1,150,000	0.50
Granted	6,800,000	0.20
Exercised	(700,000)	0.16
Expired	(1,625,000)	0.50
Cancelled	(450,000)	0.30
At June 30, 2003	5,175,000	$ 0.17

The following table summarizes information about stock options outstanding at June 30, 2003:

Range of Exercise Prices	Number Outstanding at June 30, 2003	Weighted-Average Remaining Contractual Life (Years)	Number Exercisable at June 30, 2003	Weighted-Average Exercise Price
$0.10 to $0.20	3,075,000	3.06	3,075,000	$ 0.13
$0.21 to $0.31	2,100,000	4.48	2,100,000	0.28
	5,175,000	3.63	5,175,000	$ 0.17

9. SHARE CAPITAL (Continued)

Stock options (continued)

The Company accounts for its stock-based compensation plans using the intrinsic value method whereby no compensation costs have been recognized in the financial statements for stock options granted to employees and directors. If the fair value method had been used for options granted subsequent to July 1, 2002 a value of $661,650 would be recorded. The Company's net loss and net loss per share would approximate the following pro forma amounts:

		June 30, 2003
Net loss as reported	$	(3,525,064)
Net loss pro forma	$	(4,186,714)
Net loss per common share basic and diluted		
Loss per share pro forma	$	(0.08)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted-average assumptions for grants as follows:

Risk free interest rate	2.57% - 4.27%
Expected life of options in years	0.5 - 4 years
Expected volatility	83% - 121%
Dividend per share	$0.00

10. RESEARCH AND DEVELOPMENT

Research and development expenditures are comprised of the following:

		2003		2002
Costs on Castle Valley VRB project for the period	$	**1,524,054**	$	1,735,437
Less: Recoveries		**414,287**		797,996
		1,109,767		937,441
Other research and development projects		**259,130**		151,845
	$	**1,368,897**	$	1,089,286

10. RESEARCH AND DEVELOPMENT (Continued)

In December 2001, the Company entered into an agreement with a customer to install a VRB Power system in Castle Valley, Utah. It was acknowledged between the parties that the system was experimental in nature and would be used as a developmental model for North America. The agreement provides for the Company to recover the costs of equipment and certain related expenditures from the customer, with all other costs, including cost overruns, to be borne by the Company. It is estimated that net costs of $633,850 are still to be incurred.

11. INVESTMENT IN PINNACLE VRB LIMITED

On January 19, 2001, the Company reached an agreement with its then controlling shareholder, Federation Group Limited ("Federation"), to acquire its interest in the issued shares and options of Pinnacle, that in aggregate represented 19.99% of the then issued capital of Pinnacle. In exchange, the Company issued to Federation 3,000,000 treasury shares at a deemed price of $1.00 per share. On this date, the carrying value of the investment in Federation's books was approximately $1,819,317 (AUD$2,155,333), which value the Company recorded as its acquisition cost due to the fact that the transaction was of a related party nature.

On July 20, 2001, the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued ordinary shares of Pinnacle on the basis of one Vanteck share for every four Pinnacle shares. On December 5, 2001, the bid was closed. The Company issued 8,596,788 shares valued at between $1.05 and $1.75 per share for total consideration of $12,850,255. In addition, the Company incurred $676,724 in transaction costs which have been capitalized as part of the acquisition. As a result of the bid and of the acquisition of Pinnacle shares from Federation in January 2001, the Company held 73.04% of the issued Pinnacle ordinary shares as of June 30, 2002. The Company has accounted for its transaction as a business acquisition and has consolidated the results of Pinnacle with effect from November 27, 2001.

11. INVESTMENT IN PINNACLE VRB LIMITED (Continued)

The fair value of Pinnacle at the time of the acquisition of a control position by the Company was as follows:

Current assets	$	501,355
Fixed assets		47,942
Investments		193,163
Deferred expenditures		4,027,730
		4,770,190
Current liabilities		91,190
Net assets		4,679,000
Goodwill		8,847,979
	$	13,526,979

At June 30, 2002, the Company reviewed the carrying value of the goodwill for impairment and determined that a full provision against the carrying value should be charged to the statement of operations. The charge taken during the year includes goodwill arising from previous acquisitions of $2,637,852 and the write-off of licensing rights of $1,375,905 for a total charge of $12,861,736.

12. RELATED PARTY TRANSACTIONS

(a) During the year ended June 30, 2003, consulting and professional fees of $399,168 (2002 - $657,982) were paid to certain directors and management companies controlled by certain directors of the Company and its subsidiaries.

(b) During the year ended June 30, 2003, the Company's interest in Pinnacle reduced from 73.04% to 68.40% when Pinnacle issued 4,214,174 shares to non-controlling interests.

13. INCOME TAXES

The reported income tax provision differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes. The reasons for this difference and the related tax effect are as follows:

	2003	2002
Canadian basic statutory tax rates	**40.00%**	40.00%
Expected income tax recovery	**$ 1,481,000**	$ 6,904,000
Adjustment to provision due to lower foreign tax rates	**(148,000)**	(103,000)
Write-down of goodwill	**-**	(5,144,000)
Effect of changes in the valuation allowance	**(142,000)**	(187,000)
Benefits not recognized in the period that the loss arose	**(1,191,000)**	(1,470,000)
Income tax provision	**$ -**	$ -

The Company has non-capital losses of $7,776,000 (2002 - $4,879,687) available to reduce future taxable income. The benefits related to these losses expire as follows:

2004	$ 232,700
2005	97,800
2006	50,400
2007	283,600
2008	946,500
2009	2,891,400
2010	3,273,600

No recognition has been given in these financial statements to the potential tax benefits associated with these losses.

	2003	2002
Deferred income tax assets		
Net operating tax loss carryforwards	**$ 2,721,000**	$ 1,737,000
Book and tax base differences in assets	**780,000**	639,000
	3,501,000	2,376,000
Valuation allowance	**(3,501,000)**	(2,376,000)
	$ -	$ -

14. FINANCIAL INSTRUMENTS

Carrying amounts of certain of the Company's financial instruments, including accounts receivable, advances receivable, other receivables, accounts payable and accrued liabilities approximate fair value.

The Company undertakes transactions denominated in U.S. and Australian dollars and, as such, is exposed to price risk due to fluctuations in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

15. CONTINGENT LIABILITIES

The Company has issued a Deed of Guarantee to a customer of its subsidiary, Pinnacle. The terms of the guarantee require the Company to assume all of the obligations under Pinnacle's contract with the customer, should Pinnacle not fulfill those obligations.

Two lawsuits have been filed against the Company. The first is from a former director who claims that the Company owes him fees on termination. The second is from a company that provided consulting and technical advisory services on the PacifiCorp project and is claiming fees for services rendered. The Company disputes these claims and has filed defences or counter-suits as appropriate. The outcomes of these actions are uncertain at this stage.

16. SUBSEQUENT EVENTS

Subsequent to June 30, 2003:

(a) The Company issued convertible debentures in the principal amount of $150,000, repayable July 8, 2004, with interest at 10% per annum. The loan amount is convertible into units of the Company at a conversion price of $0.25 per unit until July 8, 2004. Each unit consists of a common share and a warrant exercisable for common shares of the Company at $0.25 per share for one year.

Of the face value of the debt, $70,000 has been classified as an equity component, which will be accreted over the term of the debt.

(b) 150,000 options at $0.30, 150,000 options at $0.20 and 575,000 options at $0.10 were exercised. In addition, 150,000 options at $0.10 expired on October 7, 2003 and the Company granted 770,000 options at $0.26 expiring on July 18, 2008 and 150,000 options at $0.80 expiring on August 27, 2008.

34688

VRB Power Systems
INCORPORATED

04 JAN 15 PM 7:21

27 November 2003

Dear Fellow Shareholders,

Although the company has recently experienced significant increases in its share price and market capitalization, I would describe this past year as one of consolidation in which we have settled or removed most of the issues that beset the company during its earlier years. Most importantly, we have substantially completed the PacifiCorp installation in Utah, and through our subsidiary Pinnacle VRB, completed the King Island installation, establishing our credibility and opening the way for the development of the market.

2003 saw various global developments in the power industry, which although unfortunate to some, have been a catalyst to energy storage. The blackouts of August in the USA and Canada, and blackouts in the UK and Europe, have served to renew the interest in the VRB technology. Natural gas price hikes and predicted shortages have begun to yield enquiries from users of natural generators and I expect this to increase in the coming year. Renewable energy, Kyoto and emissions reduction credits are all adding to the interest in VRB. I also believe that we will see strong support for energy storage in the US Energy bill during early 2004.

In October, we were awarded a project by the State of Wyoming through the USA DOE, to examine the use of VRB with Wind generation to firm up transmission grids. Although small, it was a competitive bid and has potential for high exposure.

Key relationships and strategic agreements: As part of our strategic vision to outsource certain activities, we have established multiple marketing and business development relationships, which have already yielded several potential projects. In addition, we have continued to enhance our existing agreement with Anglo American's HighVeld Steel and Vanadium, our supplier of electrolyte and are actively pursuing technical enhancements to the VRB systems through outsourced Engineering.

Directors and Management: We have strengthened our board through the addition of outside directors both of whom bring considerable depth and insight to guide us through the critical next period. Corporate governance controls and measures, as well as heightened transparency have been introduced.

Pinnacle VRB: The somewhat strained relationship with Pinnacle VRB of the past has been actively managed and improved. This will remain a key focus for the coming year. We will continue to optimise our investment in Pinnacle.

The goals for the coming year: Your board has established with management a comprehensive set of long term and short term goals. Primary amongst these is a reduction in VRB/ESS costs by 30% and the development of in-house skills to provide project management and support. 2004 will also see the company's active pursuit of the renewable energy markets within remote communities. We intend to gradually staff and establish an office in Portland Oregon.

Tim Hennessy
Chairman of the Board and Chief Executive Officer
On behalf the Board of Directors

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

VRB Power Systems
INCORPORATED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of VRB Power Systems Inc. (the "Corporation") will be held at the Metropolitan Hotel, Vancouver Room, 645 Howe Street, Vancouver, British Columbia, on Monday, December 29, 2003, at the hour of 10:00 a.m., for the following purposes:

1) To receive and consider the consolidated financial statements of the Corporation for the fiscal year ended June 30, 2003 and the Auditor's Report thereon.

2) To fix the number of directors for the ensuing year at five (5).

3) To elect five (5) directors to serve until the next annual general meeting of shareholders or until their successors are elected or appointed.

4) To appoint Deloitte & Touche, Vancouver, Chartered Accountants as auditor of the Corporation and to authorize the directors to fix their remuneration.

5) To approve the Corporation's Incentive Stock Option Plan.

6) To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed October 31, 2003 as the record date for determining the shareholders who are entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed Form of Proxy in accordance with the instructions of their broker or as set out in the proxy form and in the Proxy Statement and Information Circular accompanying this Notice. Please advise Pacific Corporate Trust Company of any change in your mailing address.

DATED at Vancouver, British Columbia this 27th day of November, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Timothy Hennessy"

Timothy Hennessy,
Chairman & Chief Executive Officer

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

VRB Power Systems
INCORPORATED

VRB POWER SYSTEMS INC.
Suite 1645 – 701 West Georgia Street
Vancouver, British Columbia V7Y 1C6
Telephone: (604) 697-8820 Facsimile: (604) 681-4923

MANAGEMENT INFORMATION CIRCULAR

For the Annual Meeting of Shareholders
To Be Held on Monday, December 29, 2003

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of VRB Power Systems Inc. (the "Corporation") for use at the Annual Meeting of the Members of the Corporation to be held on Monday, December 29, 2003 at the hour of 10:00 a.m. (the "Meeting") and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors of the Corporation at nominal cost. All costs of solicitation by Management will be borne by the Corporation.

The Corporation has also made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Corporation's expense, to unregistered shareholders (beneficial shareholders) of the Corporation who have advised their brokers that they wish to receive such material.

As at June 30, 2003, the Corporation was a "small business issuer" in that its revenues were less than C$25,000,000 and its public float (and market capitalization) was less than C$25,000,000.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named as proxy holders in the accompanying form of proxy are directors of the Corporation and were designated by the Management of the Corporation. **A registered shareholder ("member") wishing to appoint some other person (who need not be a member) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy.** A proxy will not be valid unless a properly completed proxy form is received at the office of the Corporation's Transfer Agent and Registrar, Pacific Corporate Trust, 10th Floor, 625 Howe Street, Vancouver, BC, V6C 3B8, Fax (604) 689-8144 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or adjournment thereof.

A registered shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to Vancouver office of Pacific Corporate Trust, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or the Chairman of the Meeting on the day of the Meeting, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders registered on the Corporation's Register of Members can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a depositary for securities on behalf of brokerage houses) who holds their shares as a registered member. Every intermediary (broker) has its own mailing procedure and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is generally identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Shareholder.

All references to shareholders or members in this Information Circular and the accompanying form of proxy and notice of meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. **If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend on a ballot to vote such Common Shares for all of the resolutions described herein.**

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the Management of the Corporation knows of no such amendment, variation or other matter which may be presented at the Meeting.

The number of votes required for approval of any matter that will be submitted to a vote of shareholders at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Information Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, no directors or senior officer, past or present, or any associate of affiliate of such person, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation has outstanding as of November 17, 2003, 66,901,593 Class "A" Voting Common shares ("Common Shares"). Only members of record by the close of business on October 31, 2003 (the "Record Date"), who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their shares voted at the Meeting. A holder of Common Shares is entitled to one vote at the Meeting for each Common share held on the Record Date.

The Articles of the Corporation provide that a quorum for the transaction of business at any meeting of Shareholders shall be two persons present and being, or representing by proxy, members holding not less than one twentieth of the shares which may be voted at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there was no person who beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to all outstanding common shares of the Corporation.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the period ending June 30, 2003, together with the Auditor's Report thereon, (the "Financial Statements") will be presented to Members at the Meeting. The Financial Statements and Directors' Report to Members are being mailed to Members of record with this Information Circular. Copies of the Financial Statements, together with the Directors' Report to Shareholders, Notice of Meeting, Information Circular and Proxy will be available from the Corporation's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, or the Corporation's offices, Suite 1645 – 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6.

ELECTION OF DIRECTORS

The persons named in the following table are proposed by management for election as Directors of the Corporation. Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation or unless he becomes disqualified to act as a Director.

The following information concerning the respective nominees has been furnished by each of them:

Name and Position with the Corporation	Principal Occupation	Date First Appointed	*No. of Voting Shares Held
Timothy Hennessy Chairman & Chief Executive Officer	Chairman and Chief Executive Officer of the Corporation August 28, 2003 to present and member of the Corporation's Technical Advisory Board since November 8, 2002; LECTRIX LLC. Vice President, Engineering and Operations and Managing Director; PacifiCorp, Vice President of Energy Services	August 28, 2003	43,000
Vince Sorace President	President of the Corporation since April 7, 2003; Investment Advisor, Pacific International Securities Inc., 1999 to 2002; Investment Advisor, Haywood Securities Inc. 1993 to 1999	November 8, 2002	420,000
Donald Nicholson President, Director & Chief Executive Officer	Director of the Corporation since March 25, 2003; President of the Corporation March 25, 2003 to April 6, 2003; Chief Executive Officer of the Corporation, March 25, 2002	March 25, 2002	80,000

Name and Position with the Corporation	Principal Occupation	Date First Appointed	*No. of Voting Shares Held
	to August 27, 2003; Brown & Root Ltd.. Project Engineer; SNC Group Senior Engineer/Vice President: Atomic Energy of Canada, Vice President; Associated Kellogg Ltd., President and CEO; Comstock International President & C.E.O.; Wright Engineers Limited C.O.O.; Yarrows Limited President & C.E.O.		
Wayne Case Director	President, Board Chairman and CEO, Schmitt Industries Inc.	July 18, 2003	210,000
Albert Gerry Director	President and Director of Zappa Resources since 1995. Masters of Architecture from the University of Manitoba.	November 8, 2002	172,500

* Voting Securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

STATEMENT OF EXECUTIVE COMPENSATION

1. Compensation of Executive Officers

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer and any other senior officers whose total salary and bonus exceeded C$100,000 per year, and any individual who would have been included except for the fact that such individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end ("Executive Officers"). During the Fiscal year ended June 30, 2003 the Corporation had three Executive Officers, namely, Vince Sorace, Donald Nicholson and Gavin Cooper (the "Named Executive Officers"). The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for each of the last three fiscal years.

2. Summary Compensation Table

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Options/SARs Granted (#)*[(3)]	*Restricted Shares ($)*	*All other Compensation ($)*
Vince Sorace President	2001 2002 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil 49,000[(2)]	Nil Nil 1,300,000	$0.00 $0.00 $0.00	Nil Nil Nil
Donald Nicholson President, CEO	2001 2002 2003	Nil Nil Nil	Nil Nil Nil	Nil 85,097[(2)] 125,500[(2)]	Nil Nil 1,650,000[(1)]	$0.00 $0.00 $0.00	Nil Nil Nil

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Options/SARs Granted (#)*[3]	*Restricted Shares ($)*	*All other Compensation ($)*
Gavin Cooper Chief Financial Officer	2001	Nil	Nil	Nil	Nil	$0.00	Nil
	2002	Nil	Nil	30,000[2]	Nil	$0.00	Nil
	2003	Nil	Nil	105,000[2]	750,000	$0.00	Nil

Notes:
(1) 450,000 cancelled in May, 2003
(2) Messrs. Sorace, Nicholson and Cooper were paid pursuant to monthly management agreements entered into with the Corporation
(3) The Corporation does not have a long-term incentive plan, and the Corporation has not granted, and does not intend to grant Stock Appreciation Rights.

3. Incentive Stock Options

The Corporation may grant incentive stock options from time to time to directors, officers, employees or consultants of the Corporation or its affiliates.

4. Options Granted and Exercised During the Most Recently Completed Financial Year

The following table provides details of stock options granted to the Named Executives and stock options exercised by the Named Executives during the financial year ended June 30, 2003 pursuant to the Corporation's 2002 share option plan.

Name	Securities Under Options Granted	Exercise Price $	Securities Acquired on Exercise	Securities Under Options Cancelled	Unexercised Options at June 30, 2003	Value of Unexercised in-the-money Options at June 30, 2003 $	Expiry Date
Vince Sorace	400,000	0.10	300,000	Nil	100,000	13,000	1-Nov-07
	300,000	0.20	Nil	Nil	300,000	9,000	24-Dec-07
	300,000	0.10	Nil	Nil	300,000	39,000	17-Apr-08
	300,000	0.25	Nil	Nil	300,000	Nil	20-Jun-08
Donald Nicholson	750,000	0.30	Nil	450,000	300,000	Nil	26-Aug-07
	250,000	0.21	Nil	Nil	250,000	5,000	26-Sep-07
	250,000	0.20	Nil	Nil	250,000	7,500	24-Dec-07

	400,000	0.31	Nil	Nil	400,000	Nil	30-Jun-08
Gavin Cooper	600,000	0.30	Nil	Nil	600,000	Nil	26-Aug-07
	150,000	0.20	Nil	Nil	150,000	4,500	24-Dec-07

7. <u>Compensation of Directors</u>

For the year ended June 30, 2003, no amounts were paid to directors in consideration for their position as director of the Corporation. During the most recently completed fiscal year, there were no arrangements, standard or otherwise, for cash or non-cash compensation pursuant to which directors were compensated by the Corporation in their capacity as directors.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director, or associate of any officer, director, nominee, to or guaranteed or supported by the Corporation or any of its subsidiaries either pursuant to an employee stock purchase program of the Corporation or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Corporation, no director or senior officer of the Corporation or of its subsidiary, nor any of their associates or affiliates, has since the commencement of the Corporation's last completed financial year had any material interest, direct or indirect, in any other transactions which materially affected the Corporation or in any proposed transaction which has or would materially affect the Corporation. Other than as set forth in this Information Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

APPOINTMENT OF AUDITOR

The persons name in the enclosed Instrument of Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia, as Auditors of the Corporation to hold office until the next annual general meeting of the Shareholders at a remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP were first appointed in 1992.

OTHER MATTERS

1. <u>Stock Option Plan</u>

The Corporation has a stock option plan (the "Plan") as an incentive for directors, officers, key employees and consultants, whereby non-assignable options may be granted by the Board of Directors of the Corporation enabling directors, officers, key employees and consultants to purchase shares of any class, type or series authorized by the Corporation for a term not exceeding five years at an exercise price not less than the market price of common shares of the Corporation. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) reserves a maximum of 10% of the issued shares of the Company at the time of the stock option grant, and 5% of the issued capital with respect to any one optionee, at the date of the grant. Options granted under the Plan have a vesting schedule in accordance with the rules of the TSX Venture Exchange, and are exercisable over a period not exceeding five (5) years from the date of grant, subject to earlier termination if the optionee ceases to be an eligible person by reason of termination of employment, retirement, disability or death. The exercise price of any options granted under the Plan will be determined by the Board of Directors, but shall not be less than the closing price of the Corporation's common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX Venture Exchange. The Plan is subject to receipt of Exchange approval. Reference should be made to the full text of the Plan, which will be made available for review at the Meeting.

Management of the Corporation knows of no other matter to come before the Meeting other than as set forth above and in the notice of meeting. Should any other matters properly come before the Meeting, the shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

DIRECTORS APPROVAL

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The contents and the sending of the notice of meeting and this information circular have been approved by the Board of Directors of the Corporation.

DATED this 27th day of November, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Timothy Hennessy"

Timothy Hennessy
Chairman and Chief Executive Officer

"Gavin Cooper"

Chief Financial Officer

Auditors' Report and Consolidated Financial Statements of

VRB POWER SYSTEMS INC.

(formerly Vanteck (VRB) Technology Corp.)
(A development stage enterprise)

June 30, 2003 and 2002

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of
VRB Power Systems Inc.
(formerly Vanteck (VRB) Technology Corp.)
(a development stage enterprise)

We have audited the consolidated balance sheets of VRB Power Systems Inc. (formerly Vanteck (VRB) Technology Corp.) (a development stage enterprise) as at June 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
October 10, 2003

Deloitte
Touche
Tohmatsu

VRB POWER SYSTEMS INC.
(formerly Vanteck (VRB) Technology Corp.)
(A development stage enterprise)
Consolidated Balance Sheets
June 30, 2003 and 2002

	2003	2002
ASSETS		
CURRENT		
Cash and cash equivalents	$ **637,307**	$ 413,521
Accounts receivable	**-**	424,988
Advances receivable (Note 3)	**181,980**	406,000
Other receivables (Note 7)	**372,153**	54,095
Construction in progress	**277,947**	-
	1,469,387	1,298,604
PROPERTY AND EQUIPMENT (Note 4)	**62,482**	87,667
DEFERRED EXPENDITURES (Note 5)	**3,250,862**	3,834,847
	$ **4,782,731**	$ 5,221,118
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ **1,092,336**	$ 1,070,724
Loan payable (Note 6)	**327,389**	-
Convertible debentures (Note 7)	**543,250**	-
	1,962,975	1,070,724
NON-CONTROLLING INTEREST (Note 8)	**806,718**	860,332
	2,769,693	1,931,056
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	**35,350,551**	33,704,073
Contributed surplus	**101,900**	-
Equity component of convertible debentures (Note 7)	**306,750**	-
Cumulative translation adjustment	**282,177**	89,265
Deficit	**(34,028,340)**	(30,503,276)
	2,013,038	3,290,062
	$ **4,782,731**	$ 5,221,118

INCORPORATION AND NATURE OF OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 15)

APPROVED ON BEHALF OF THE BOARD:

(Signed) Vincent Sorace
Vincent Sorace, Director

(Signed) Albert Gerry
Albert Gerry, Director

See accompanying Notes to the Consolidated Financial Statements.

VRB POWER SYSTEMS INC.

(formerly Vanteck (VRB) Technology Corp.)
(A development stage enterprise)

Consolidated Statements of Operations and Deficit

Years ended June 30, 2003 and 2002

	2003	2002
REVENUE		
Sales	$ 1,021,496	$ -
Less: Cost of sales	1,021,496	-
	-	-
Interest income	34,747	49,849
Royalties and fees	39,055	47,674
Other income	55,815	91,376
	129,617	188,899
EXPENSES		
Amortization and depreciation	780,972	406,488
Bad debts recovered	(9,496)	-
Consulting	590,619	999,943
Financing fees	191,937	-
Foreign exchange losses	1,952	30,452
Interest expense	39,103	-
Investor relations	15,000	38,500
Office and general	374,615	211,278
Professional fees	567,016	603,203
Regulatory fees	25,800	14,083
Research and development (Note 10)	1,368,897	1,089,286
Shareholder communication	6,535	74,248
Stock exchange listing costs	2,616	119,539
Transfer agent fees	13,069	30,068
Travel and accommodation	49,563	229,106
	4,018,198	3,846,194
OPERATING LOSS	(3,888,581)	(3,657,295)
OTHER ITEMS		
Equity share of loss of Pinnacle VRB Limited	-	(296,202)
Gain on shares issued by Pinnacle VRB Limited (Note 12 (b))	32,123	-
Write-down and disposal of property and equipment	(5,287)	(206,247)
Provision for irrecoverable advances	-	(496,730)
Write-down of goodwill (Note 11)	-	(12,861,736)
Non-controlling interest (Note 8)	336,681	260,241
	363,517	(13,600,674)
NET LOSS	(3,525,064)	(17,257,969)
DEFICIT, BEGINNING OF YEAR	(30,503,276)	(13,245,307)
DEFICIT, END OF YEAR	$ (34,028,340)	$ (30,503,276)
LOSS PER SHARE	$ (0.07)	$ (0.50)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING	51,738,431	38,155,927

See accompanying Notes to the Consolidated Financial Statements.

VRB POWER SYSTEMS INC.

(formerly Vanteck (VRB) Technology Corp.)
(A development stage enterprise)

Consolidated Statements of Cash Flows

Years ended June 30, 2003 and 2002

	2003	2002
OPERATING ACTIVITIES		
Net loss	**$ (3,525,064)**	$ (17,257,969)
Items not affecting cash:		
Depreciation and amortization	**780,972**	406,488
Services paid in common shares	**85,393**	-
Non-controlling interest	**(336,681)**	(260,241)
Gain on shares issued by Pinnacle VRB Limited	**(32,123)**	-
Share purchase options	**101,900**	-
Write-down of goodwill	**-**	12,861,736
Share of loss of Pinnacle VRB Limited	**-**	296,202
Write-down and disposal of property and equipment	**5,287**	206,247
Provision for irrecoverable advances	**-**	496,730
Change in non-cash working capital		
Decrease (increase) in accounts receivable	**426,204**	(419,952)
Decrease (increase) in advances receivable	**235,000**	(704,940)
Decrease (increase) in other receivables	**(313,246)**	48,578
Increase in construction in progress	**(268,997)**	-
Increase (decrease) in accounts payable	**(1,231)**	739,927
	(2,842,586)	(3,587,194)
FINANCING ACTIVITIES		
Increase in loans payable	**316,847**	-
Increase in convertible debentures	**850,000**	-
Issuance of common shares	**1,561,085**	1,688,166
Shares issued by subsidiary to non-controlling interest	**333,361**	455,719
	3,061,293	2,143,885
INVESTING ACTIVITIES		
Purchase of property and equipment	**(10,322)**	(88,432)
Proceeds on disposal of property and equipment	**5,000**	621,262
Investment in Pinnacle VRB Limited	**-**	(203,199)
	(5,322)	329,631
FOREIGN EXCHANGE GAIN (LOSS) ON CASH HELD IN FOREIGN CURRENCY	**10,401**	(1,736)
NET CASH INFLOW (OUTFLOW)	**223,786**	(1,115,414)
CASH, BEGINNING OF YEAR	**413,521**	1,528,935
CASH, END OF YEAR	**$ 637,307**	$ 413,521

SUPPLEMENTARY INFORMATION:

Issuance of common shares in exchange for investment in Pinnacle VRB Limited	$ -	$ 12,850,255

See accompanying Notes to the Consolidated Financial Statements.

1. INCORPORATION AND NATURE OF OPERATIONS

VRB Power Systems Inc. (the "Company") was incorporated under the Canada Business Corporations Act by registration of Articles of Incorporation on November 13, 1986 under the name Senn D'Or Inc. On August 27, 1993 the Company changed its name to Venoro Gold Corp. and subdivided its issued share capital on the basis of three common shares of Venoro Gold Corp. for each issued common share of Senn D'Or Inc. Effective December 3, 1997, the Company changed its name to New Venoro Gold Corp. and consolidated its share capital on the basis of eight common shares for one new common share. The Company changed its name to Vanteck (VRB) Technology Corp. effective May 1, 2000 and to VRB Power Systems Inc. effective January 17, 2003.

The Company is the holder of 100% of the issue of capital of Vanteck International Limited, a British Virgin Islands company incorporated on March 24, 2000 for the purpose of holding the Company's interest in the licensing rights for Africa for the Vanadium Redox Battery. On June 5, 2002, the Company incorporated wholly-owned subsidiary VRB Power (U.S.) Inc. for the purpose of developing its operations in the U.S.A.

In January 2001, the Company reached an agreement with its controlling shareholder, Federation Group Limited ("Federation") to acquire its 19.9% interest in the issued shares and options of Pinnacle VRB Limited ("Pinnacle"), a company listed on the Australian Stock Exchange. Pinnacle holds the world-wide patents for the Vanadium Redox Battery.

In July 2001, the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued ordinary shares of Pinnacle on the basis of one VRB Power share for every four Pinnacle shares. On December 5, 2001 the bid was closed. As a result of the bid and of the acquisition of Pinnacle shares from Federation in 2001, the Company held 73.04% of the issued Pinnacle ordinary shares as of June 30, 2002. This holding was reduced to 68.40% at June 30, 2003 as a result of shares issued by Pinnacle to non-controlling shareholders.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern presumption is not appropriate, then assets may be realized at amounts significantly lower than the current carrying values. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

(a) Basis of presentation and operations

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries Vanteck International Limited and VRB Power (U.S.) Inc., and its controlled subsidiary, Pinnacle.

The Company accounted for its investment in Pinnacle using the equity method up to the date of acquisition of control on November 27, 2001, after which time the accounts of Pinnacle have been consolidated with the Company's.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, and investments in securities with initial terms to maturity of three months or less.

(c) Property and equipment

Property and equipment are stated at cost and will be depreciated over their estimated useful life on a straight-line basis as follows:

Office furniture	20%
Computer equipment	25%
Cell stacks, power supply and other	20%

(d) Research and development

Research costs are expensed as incurred.

Product and technology development costs, which meet with the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology.

Deferred expenditures represent expenditures incurred in relation to the VRB technology. Previously, the amortization period for these expenditures was ten years. Due to a change in the estimated life of those assets, deferred expenditures are amortized over five years, as of January 1, 2003. This has resulted in an increase in the amortization expense of $376,738. Its value will be reviewed periodically by management to ensure it is not in excess of its recoverable amount.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Convertible debentures

Convertible debentures are segregated into their debt and equity components at the date of issue. The financial liability component, representing the value allocated to the liability at inception, is included in convertible debentures. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares and share purchase warrants issuable on conversion, is classified in shareholders' equity as "equity component of convertible debentures". These components have been measured at their respective fair values on the date the convertible debentures were issued. The carrying value of the liability component is being accreted to the principal amount as additional interest expense over the terms of the loans.

(f) Foreign currency translation

The accounts of self-sustaining foreign operations are accounted for by the current rate method. Under this method, assets and liabilities are translated into Canadian dollars at prevailing rates of exchange on each balance sheet date and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations. Gains and losses on translation are deferred as a separate component of shareholders' equity.

Other monetary assets and liabilities denominated in other than Canadian dollars are translated using the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated using average exchange rates prevailing during the period. Gains and losses on foreign currency transactions are recorded in the consolidated statement of operations.

(g) Revenue recognition

Project income is recognized as contract stages are completed, taking into account the total estimated costs of the project. Costs incurred for stages which are not yet completed are recorded as construction in progress. Interest revenue is recognized on proportional basis, taking into account the interest rates applicable to the financial assets. Royalty revenue is recognized when the right to receive the revenue has been established.

(h) Income taxes

The Company accounts for income taxes under the liability approach which provides for income taxes based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. Future tax assets, including unused loss carryforwards and other deductions, are recognized only to the extent that, in the opinion of management, it is more likely than not that the income tax assets will be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Loss per share

Basic earnings per share is computed by dividing net earnings (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other common share equivalents in the weighted-average number of common shares outstanding for a period, if dilutive. Common equivalent shares consist of the incremental number of shares issuable upon the exercise of stock options and share purchase warrants.

(j) Stock-based compensation plans

Effective July 1, 2002, the Company adopted the new CICA Section 3870, *"Stock-Based Compensation and Other Stock-Based Payments"*. As permitted by the new standard, the Company has applied this change prospectively for new awards granted on or after July 1, 2002. All stock-based awards made to non-employees are recognized and measured using the fair value based method at the date of the grant. For stock options granted to employees, the Company has adopted the disclosure only provisions whereby pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied. The fair value for these options is estimated at the grant date using a Black-Scholes option pricing model with assumptions for: weighted-average risk free interest rates; dividend yields; weighted-average volatility factors of the expected market price of the Company's common shares; and a weighted-average expected life of the options. For purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

(k) Comparative figures

Certain of the comparative figures of prior years have been reclassified to conform with the presentation adopted during the current period.

(l) Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization, determination of net recoverable value of assets, revenue recognized on long-term contracts, determination of fair value on acquisitions, taxes and contingencies. Actual results may differ significantly from these estimates.

3. ADVANCES RECEIVABLE

	2003	2002
Advances to ParaSun Technologies Inc., interest at 10%, due in 2002, secured by promissory notes and a mortgage over real property	$ -	$ 225,000
Advance to Federation Group Limited, by Pinnacle, bearing interest at 12% per annum (AUD$200,000)	**181,980**	171,000
Advance to Bell Resources Corporation	-	10,000
	$ 181,980	$ 406,000

Federation Group Limited is a shareholder of the Company. Subsequent to year end, the advance has been repaid in full.

ParaSun Technologies Inc. ("ParaSun") did not deal with the Company at arm's length due to a relationship between ParaSun and the former Chief Executive Officer of the Company.

Bell Resources Corporation is related to the Company in that the Company's former Chief Executive Officer was a director of Bell Resources Corporation.

4. PROPERTY AND EQUIPMENT

	2003			2002
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Furniture and equipment	**$ 158,556**	**$ 96,074**	**$ 62,482**	$ 87,667

5. DEFERRED EXPENDITURES

	2003	2002
Deferred VRB license acquisition expenditures	**$ 4,892,741**	$ 4,657,867
Less: Accumulated amortization	**1,641,879**	823,020
	$ 3,250,862	$ 3,834,847

6. LOAN PAYABLE

	2003	2002
Loan bearing interest at 15% per annum, repayable on or before October 2, 2003 and secured by a floating charge on the assets of VRB Power	$ 327,389	$ -

Pursuant to this loan, 399,000 shares were issued as a bonus for the loan and a finder's fee. Subsequent to the year end, the loan was settled for the issuance of 409,316 shares of VRB Power.

7. CONVERTIBLE DEBENTURES

	2003	2002
Convertible debentures	$ 543,250	$ -

The Company issued convertible debentures in the principal amount of $850,000, repayable on or before June 30, 2004, with interest at 10% per annum. Of the total amount of the loan, $205,000 had not been received at June 30, 2003, but was received subsequent to year end. The loan amount is convertible into units of the Company at a conversion price of $0.15 per unit until July 3, 2004. Each unit consists of a common share and a warrant exercisable for common shares of the Company at $0.20 per share for one year. Of the face value of the debt, $306,750 has been classified as an equity component, which will be accreted over the term of the debt.

8. NON-CONTROLLING INTEREST

Non-controlling interest represents the interests in the net assets of Pinnacle attributable to the equity interest not owned by the Company.

Pursuant to a share purchase plan, Pinnacle issued 2,222,500 shares during the year. Further share issues during the year have reduced the Company's holding in Pinnacle from 73.04% to 68.40%.

Balance at November 27, 2001	$ 1,120,573
Share of net loss of Pinnacle for the period	(260,241)
Balance at June 30, 2002	860,332
Share of net loss of Pinnacle for the year	(336,681)
Increase in non-controlling interest to 31.60%	283,067
Balance at June 30, 2003	$ 806,718

9. SHARE CAPITAL

Authorized

An unlimited number of common shares without par value

Common shares issued

	2003		2002	
	Number of Shares	**Amount**	Number of Shares	Amount
Outstanding, beginning of year	**38,155,927**	**$ 33,704,073**	26,986,806	$ 19,165,652
Warrants exercised	**475,000**	**47,500**	2,387,333	1,585,666
Options exercised	**700,000**	**110,000**	185,000	102,500
Shares issued for investment in Pinnacle (Note 9 (a))	**-**	**-**	8,596,788	12,850,255
Shares issued by way of private placement (Note 9 (b))	**560,000**	**252,500**	-	-
Shares issued by way of private placement (Note 9 (c))	**12,439,850**	**1,151,085**	-	-
Shares issued for finder's fee and bonus for loan finance (Note 6)	**399,000**	**75,000**	-	-
Shares issued for services rendered	**87,500**	**10,393**	-	-
Outstanding, end of year	**52,817,277**	**$ 35,350,551**	38,155,927	$ 33,704,073

(a) On July 20, 2001, the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued shares of Pinnacle on the basis of one Vanteck share for every four Pinnacle shares. The bid closed on December 5, 2001. Consequently, the Company issued 8,596,788 common shares, valued at between $1.05 and $1.75 per share.

(b) In July 2002, the Company completed a private placement of 560,000 units at $0.50 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at $0.50 for two years. A finder's fee of 10% was paid.

9. SHARE CAPITAL (Continued)

Common shares issued (continued)

(c) In November 2002, the Company completed a private placement of 12,279,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at $0.10 for one year. Finder's fees of $76,815 in cash, 160,850 shares and 310,500 warrants were paid.

Share purchase warrants

A summary of the Company's warrants at June 30, 2003 and 2002 and the changes for the years ending on those dates is presented below:

	Warrants Outstanding	Weighted-Average Exercise Price
At June 30, 2001	4,897,333	$ 1.16
Exercised	(2,387,333)	1.16
At June 30, 2002	2,510,000	1.16
Issued	13,149,500	0.12
Exercised	(475,000)	0.10
Expired	(2,510,000)	1.16
At June 30, 2003	12,674,500	$ 0.12

The following table summarizes information about the warrants outstanding at June 30, 2003:

	Expiry Date	Warrants Outstanding	Exercise Price
Series "I"	July 24, 2004	560,000	$ 0.50
Series "J"	November 28, 2003	12,114,500	0.10
		12,674,500	

Each warrant is convertible into one common share of the Company. Subsequent to the year end, 36,000 "I" warrants and 4,695,000 "J" warrants were exercised.

9. SHARE CAPITAL (Continued)

Stock options

The Company has established an incentive stock option plan whereby the Board of Directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be five years. The exercise price of an option is not less than the closing price of the common shares on the TSX Venture Exchange immediately preceding the day on which the options are granted. The Company can grant stock options up to 10% of the issued shares of the Company.

A summary of the Company's options at June 30, 2003 and 2002 and the changes for the years ending on those dates is presented below:

	Outstanding	Exercise Price
At June 30, 2001	2,000,000	$ 0.50
Exercised	(185,000)	0.50
Expired	(665,000)	0.50
At June 30, 2002	1,150,000	0.50
Granted	6,800,000	0.20
Exercised	(700,000)	0.16
Expired	(1,625,000)	0.50
Cancelled	(450,000)	0.30
At June 30, 2003	5,175,000	$ 0.17

The following table summarizes information about stock options outstanding at June 30, 2003:

Range of Exercise Prices	Number Outstanding at June 30, 2003	Weighted-Average Remaining Contractual Life (Years)	Number Exercisable at June 30, 2003	Weighted-Average Exercise Price
$0.10 to $0.20	3,075,000	3.06	3,075,000	$ 0.13
$0.21 to $0.31	2,100,000	4.48	2,100,000	0.28
	5,175,000	3.63	5,175,000	$ 0.17

9. SHARE CAPITAL (Continued)

Stock options (continued)

The Company accounts for its stock-based compensation plans using the intrinsic value method whereby no compensation costs have been recognized in the financial statements for stock options granted to employees and directors. If the fair value method had been used for options granted subsequent to July 1, 2002 a value of $661,650 would be recorded. The Company's net loss and net loss per share would approximate the following pro forma amounts:

	June 30, 2003
Net loss as reported	$ (3,525,064)
Net loss pro forma	$ (4,186,714)
Net loss per common share basic and diluted	
Loss per share pro forma	$ (0.08)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted-average assumptions for grants as follows:

Risk free interest rate	2.57% - 4.27%
Expected life of options in years	0.5 - 4 years
Expected volatility	83% - 121%
Dividend per share	$0.00

10. RESEARCH AND DEVELOPMENT

Research and development expenditures are comprised of the following:

	2003	2002
Costs on Castle Valley VRB project for the period	$ 1,524,054	$ 1,735,437
Less: Recoveries	414,287	797,996
	1,109,767	937,441
Other research and development projects	259,130	151,845
	$ 1,368,897	$ 1,089,286

10. RESEARCH AND DEVELOPMENT (Continued)

In December 2001, the Company entered into an agreement with a customer to install a VRB Power system in Castle Valley, Utah. It was acknowledged between the parties that the system was experimental in nature and would be used as a developmental model for North America. The agreement provides for the Company to recover the costs of equipment and certain related expenditures from the customer, with all other costs, including cost overruns, to be borne by the Company. It is estimated that net costs of $633,850 are still to be incurred.

11. INVESTMENT IN PINNACLE VRB LIMITED

On January 19, 2001, the Company reached an agreement with its then controlling shareholder, Federation Group Limited ("Federation"), to acquire its interest in the issued shares and options of Pinnacle, that in aggregate represented 19.99% of the then issued capital of Pinnacle. In exchange, the Company issued to Federation 3,000,000 treasury shares at a deemed price of $1.00 per share. On this date, the carrying value of the investment in Federation's books was approximately $1,819,317 (AUD$2,155,333), which value the Company recorded as its acquisition cost due to the fact that the transaction was of a related party nature.

On July 20, 2001, the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued ordinary shares of Pinnacle on the basis of one Vanteck share for every four Pinnacle shares. On December 5, 2001, the bid was closed. The Company issued 8,596,788 shares valued at between $1.05 and $1.75 per share for total consideration of $12,850,255. In addition, the Company incurred $676,724 in transaction costs which have been capitalized as part of the acquisition. As a result of the bid and of the acquisition of Pinnacle shares from Federation in January 2001, the Company held 73.04% of the issued Pinnacle ordinary shares as of June 30, 2002. The Company has accounted for its transaction as a business acquisition and has consolidated the results of Pinnacle with effect from November 27, 2001.

11. INVESTMENT IN PINNACLE VRB LIMITED (Continued)

The fair value of Pinnacle at the time of the acquisition of a control position by the Company was as follows:

Current assets	$	501,355
Fixed assets		47,942
Investments		193,163
Deferred expenditures		4,027,730
		4,770,190
Current liabilities		91,190
Net assets		4,679,000
Goodwill		8,847,979
	$	13,526,979

At June 30, 2002, the Company reviewed the carrying value of the goodwill for impairment and determined that a full provision against the carrying value should be charged to the statement of operations. The charge taken during the year includes goodwill arising from previous acquisitions of $2,637,852 and the write-off of licensing rights of $1,375,905 for a total charge of $12,861,736.

12. RELATED PARTY TRANSACTIONS

(a) During the year ended June 30, 2003, consulting and professional fees of $399,168 (2002 - $657,982) were paid to certain directors and management companies controlled by certain directors of the Company and its subsidiaries.

(b) During the year ended June 30, 2003, the Company's interest in Pinnacle reduced from 73.04% to 68.40% when Pinnacle issued 4,214,174 shares to non-controlling interests.

13. INCOME TAXES

The reported income tax provision differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes. The reasons for this difference and the related tax effect are as follows:

	2003	2002
Canadian basic statutory tax rates	**40.00%**	40.00%
Expected income tax recovery	**$ 1,481,000**	$ 6,904,000
Adjustment to provision due to lower foreign tax rates	**(148,000)**	(103,000)
Write-down of goodwill	**-**	(5,144,000)
Effect of changes in the valuation allowance	**(142,000)**	(187,000)
Benefits not recognized in the period that the loss arose	**(1,191,000)**	(1,470,000)
Income tax provision	**$ -**	$ -

The Company has non-capital losses of $7,776,000 (2002 - $4,879,687) available to reduce future taxable income. The benefits related to these losses expire as follows:

2004	$ 232,700
2005	97,800
2006	50,400
2007	283,600
2008	946,500
2009	2,891,400
2010	3,273,600

No recognition has been given in these financial statements to the potential tax benefits associated with these losses.

	2003	2002
Deferred income tax assets		
Net operating tax loss carryforwards	**$ 2,721,000**	$ 1,737,000
Book and tax base differences in assets	**780,000**	639,000
	3,501,000	2,376,000
Valuation allowance	**(3,501,000)**	(2,376,000)
	$ -	$ -

14. FINANCIAL INSTRUMENTS

Carrying amounts of certain of the Company's financial instruments, including accounts receivable, advances receivable, other receivables, accounts payable and accrued liabilities approximate fair value.

The Company undertakes transactions denominated in U.S. and Australian dollars and, as such, is exposed to price risk due to fluctuations in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

15. CONTINGENT LIABILITIES

The Company has issued a Deed of Guarantee to a customer of its subsidiary, Pinnacle. The terms of the guarantee require the Company to assume all of the obligations under Pinnacle's contract with the customer, should Pinnacle not fulfill those obligations.

Two lawsuits have been filed against the Company. The first is from a former director who claims that the Company owes him fees on termination. The second is from a company that provided consulting and technical advisory services on the PacifiCorp project and is claiming fees for services rendered. The Company disputes these claims and has filed defences or counter-suits as appropriate. The outcomes of these actions are uncertain at this stage.

16. SUBSEQUENT EVENTS

Subsequent to June 30, 2003:

(a) The Company issued convertible debentures in the principal amount of $150,000, repayable July 8, 2004, with interest at 10% per annum. The loan amount is convertible into units of the Company at a conversion price of $0.25 per unit until July 8, 2004. Each unit consists of a common share and a warrant exercisable for common shares of the Company at $0.25 per share for one year.

Of the face value of the debt, $70,000 has been classified as an equity component, which will be accreted over the term of the debt.

(b) 150,000 options at $0.30, 150,000 options at $0.20 and 575,000 options at $0.10 were exercised. In addition, 150,000 options at $0.10 expired on October 7, 2003 and the Company granted 770,000 options at $0.26 expiring on July 18, 2008 and 150,000 options at $0.80 expiring on August 27, 2008.

VRB POWER SYSTEMS INC.
QUARTERLY REPORT

FOR THE PERIOD ENDED JUNE 30, 2003

1. **ANALYSIS OF EXPENSES**

See Consolidated Statement of Operations and Deficit for details.

Additional Information:

(a) Consulting Fees for the year ended June 30, 2003

Expense	Pinnacle VRB Limited	VRB Power Systems Inc.	Consolidated
Administrative services	-	12,725	12,725
Engineering and techincal services	30,703	37,342	68,045
Management services	224,668	174,500	399,168
Marketing and public relations	-	1,200	1,200
Value of options granted	-	101,900	101,900
Other	-	7,581	7,581
	$ 255,371	$ 335,248	$ 590,619

(b) Professional Fees for the year ended June 30, 2003

Expense	Pinnacle VRB Limited	VRB Power Systems Inc.	Consolidated
Accounting, audit and tax services	58,954	159,000	217,954
Legal fees	282,505	66,557	349,062
	$ 341,459	$ 225,557	$ 567,016

2. **RELATED PARTY TRANSACTIONS**

During the year ended June 30, 2003 consulting and professional fees of $ 399,168 were paid to certain directors or former directors of the Company and its subsidiaries, or to companies controlled by them.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

(a) Common Shares Issued

Date of Issue	Type of Issue	Number	Price	Net Proceeds	Consideration
July 2002	Private placement	560,000	$ 0.50	252,500	Cash
September 2002	Finders fees	399,000	$ 0.19	75,000	Services
December 2002	Private placement	12,439,850	$ 0.10	1,151,085	Cash
March 2003	Shares for services	87,500	$ 0.12	10,393	Services
June 2003	Stock options	300,000	$ 0.10	30,000	Cash
June 2003	Stock options	400,000	$ 0.20	80,000	Cash
June 2003	Series "J" Warrants	475,000	$ 0.10	47,500	Cash
		14,661,350		$ 1,646,478	

(b) Options Granted

Optionee	Date Granted	Number	Exercise Price	Expiry Date
Donald Nicholson	August 26, 2002	750,000	$ 0.30	August 26, 2007
Gavin Cooper	August 26, 2002	600,000	$ 0.30	August 26, 2007
Jay Sujir	August 26, 2002	150,000	$ 0.30	August 26, 2007
Employees/consultants	August 26, 2002	250,000	$ 0.30	August 26, 2007
Donald Nicholson	September 26, 2002	250,000	$ 0.21	September 26, 2007
John Fraser	September 26, 2002	250,000	$ 0.21	September 26, 2007
Employees/consultants	September 26, 2002	75,000	$ 0.21	September 26, 2007
Employees/consultants	November 1, 2002	400,000	$ 0.10	November 1, 2004
Vince Sorace	November 1, 2002	400,000	$ 0.10	November 1, 2007
David Shaw	December 24, 2002	400,000	$ 0.20	December 24, 2007
Donald Nicholson	December 24, 2002	250,000	$ 0.20	December 24, 2007
Albert Gerry	December 24, 2002	250,000	$ 0.20	December 24, 2007
Vince Sorace	December 24, 2002	300,000	$ 0.20	December 24, 2007
Gavin Cooper	December 24, 2002	150,000	$ 0.20	December 24, 2007
Employees/consultants	December 24, 2002	50,000	$ 0.20	December 24, 2007
Employees/consultants	March 4, 2003	250,000	$ 0.10	March 4, 2008
Employees/consultants	April 7, 2003	300,000	$ 0.10	October 7, 2003
Employees/consultants	April 17, 2003	250,000	$ 0.10	April 17, 2008
Vince Sorace	April 17, 2003	300,000	$ 0.10	April 17, 2008
Employees/consultants	May 30, 2003	450,000	$ 0.10	May 30, 2004
Employees/consultants	May 30, 2003	25,000	$ 0.10	May 30, 2008
Vince Sorace	June 20, 2003	300,000	$ 0.25	June 20, 2008
Donald Nicholson	June 30, 2003	400,000	$ 0.31	June 30, 2008
		6,800,000		

4. SHARE CAPITAL AS AT JUNE 30, 2003

(a) Authorized and Issued Share Capital

Class	Par Value	Authorized Number	Issued Number	Issued Amount
Common shares	WPV	Unlimited	52,817,277	$35,350,551

(b) **Warrants and Options Outstanding**

Security	Number		Exercise Price	Expiry Date
Series "I" Warrants	560,000	$	0.50	July 24,2004
Series "J" Warrants	12,114,500	$	0.10	November 28, 2003
	12,674,500			
Options	1,150,000	$	0.30	August 26, 2007
Options	250,000	$	0.21	September 26, 2007
Options	400,000	$	0.10	November 1, 2004
Options	100,000	$	0.10	November 1, 2007
Options	1,000,000	$	0.20	December 24, 2007
Options	250,000	$	0.10	March 4, 2008
Options	300,000	$	0.10	October 7, 2003
Options	550,000	$	0.10	April 17, 2008
Options	450,000	$	0.10	May 30, 2004
Options	25,000	$	0.10	May 30, 2008
Options	300,000	$	0.25	June 20, 2008
Options	400,000	$	0.31	June 20, 2008
	5,175,000			

(c) **Shares in Escrow**

A total of 5,000,000 performance shares are held in escrow as at June 30, 2003.

5. **DIRECTORS AND OFFICERS AS OF REPORTING DATE**

Directors	Officers
Wayne Case	Vince Sorace - President
Albert Gerry	Tim Hennessy - Chief Executive Officer
Tim Hennessy	Gavin Cooper - Chief Financial Officer and Secretary
Donald Nicholson	
Vince Sorace	

VRB POWER SYSTEMS INC.
QUARTERLY REPORT
For the Quarter Ended June 30, 2003

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company is engaged in the commercialization of the Vanadium Redox Battery Energy Storage System (VRB/ESS). The VRB/ESS is based on the patented Vanadium Redox Battery ("VRB") held under license from the Company's 68.4% owned subsidiary Pinnacle VRB Limited, Australia ("Pinnacle"). The license with Pinnacle, which was assigned to the Company by Federation Resources NL ("Federation") of Australia through a reverse takeover, provides VRB Power Systems Inc. ("VRB Power") with all right, title and interest to exploit and utilize the technology within the Continent of Africa. The technology was originally developed and patented by the University of New South Wales ("UNSW"), Australia. In 1998, Pinnacle acquired from Unisearch, the commercial arm of UNSW, all technology rights for the VRB technology.

The VRB/ESS is an electrical energy storage system based on the patented vanadium-based redox regenerative fuel cell that converts chemical energy into electrical energy. Energy is stored chemically in different ionic forms of vanadium in a sulphuric acid electrolyte. The electrolyte is pumped from separate storage tanks into flow cells across a proton exchange membrane, one form of electrolyte is electrochemically oxidized and the other is electrochemically reduced. This creates a current that is collected by electrodes and made available to an external circuit. The reaction is reversible allowing the battery to be charged, discharged and recharged.

The VRB/ESS is a flexible, scalable and modular energy storage system with optimized automated control and operational management electronics. The VRB/ESS comprises proprietary design features and software that integrates and co-ordinates three subsystems: the hydraulic subsystem which includes the electrolyte tanks, pipes, pumps, heat exchangers and control valves; the electrical subsystem which includes the cell stack connections and the power conditioning system (PCS) with the bi-directional inverter and the control subsystem which includes pump control, electronics for valve control, electrolyte balancing, switching and safety components and sensors.

As part of VRB Power's commercialisation strategy for the VRB/ESS technology, VRB Power has entered into a tripartite Heads of Agreement with TSI-Eskom and Highveld of South Africa.

Highveld is a substantial steel and ferro-alloy producer and is the largest producer of vanadium in the world. The Company also recently reported that an expansion of its vanadium electrolyte pilot plant situated at Highveld's Witbank facilities was completed last year to provide for further bulk manufacturing of vanadium electrolyte. Highveld is a strategic partner of VRB Power Systems Inc. and the supplier of vanadium electrolyte for the VRB/ESS.

Eskom is the fifth largest power utility in the world and the dominant South African power utility supplying approximately 95% of the country's electricity requirements, which amounts to more than half of the electricity generated on the African continent. TSI-Eskom is a strategic partner of VRB Power Systems Inc. and a supplier of and power electronic components of the VRB/ESS.